04026555

Capital Automotive Reit

RECD S.E.C.
APR 1 9 2004
1086

ARIS
P.E. 12-31-03

PROCESSED
APR 22 2004
THOMSON
FINANCIAL

CAPITAL AUTOMOTIVE REIT ANNUAL REPORT 2003

2003

CAPITAL AUTOMOTIVE is the nation's leading specialty finance company focused solely on automotive retail real estate. We are dedicated to providing shareholders with stable cash flow and returns through quarterly dividends and prudent growth. The Company's dividend distributions are supported by the cash flows of our 331 properties, which are leased to some of the most experienced, multi-franchised automotive retailers in the country. Our primary strategy is to purchase real estate and at the same time enter into long-term, triple-net leases with operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses. Our tenants are responsible for substantially all expenses associated with the properties and are generally public auto retailers or large, multi generational family businesses.

FINANCIAL HIGHLIGHTS (in thousands, except per share data)

As of or for the years ended December 31	2003	2002	2001	2000	1999
Total Real Estate Investments, at cost	$1,905,327	$1,574,153	$1,229,694	$1,037,870	$935,525
Total Revenue	170,980	142,238	117,286	102,303	75,873
Net Income Available to Common Shareholders	51,225	43,829	31,377	25,812	21,731
Funds From Operations (FFO)*	95,913	83,427	63,631	53,455	44,205
Diluted Net Income Per Share	1.62	1.55	1.30	1.22	1.01
Diluted FFO Per Share*	2.40	2.25	1.94	1.81	1.54
Annual Dividend Per Common Share	1.65	1.60	1.55	1.50	1.38
Debt to Total Market Capitalization	45%	54%	50%	59%	58%

*See Management's Discussion and Analysis of Financial Condition and Results of Operations for the reconciliation of FFO and FFO per share to their most directly comparable GAAP measures, net income available to common shareholders and net income per share.

TOTAL REAL ESTATE INVESTMENTS, AT COST



ANNUAL REVENUE



ANNUAL FUNDS FROM OPERATIONS



ANNUAL DIVIDEND




1
2
3
4
5

Five reasons why we're in the driver's seat



WOODFIELD LEXUS—SCHAUMBURG, ILLINOIS

Woodfield Lexus, which is operated by the Resnick Automotive Group, is located in Schaumburg, Illinois, a suburb of Chicago, and is less than two miles west of Woodfield Mall, one of Chicago's premier shopping malls. The property is also adjacent to the Schaumburg CarMax store. The newly constructed, state-of-the-art Lexus dealership is over five acres and encompasses over 146,000 square feet of improvements.




$500
$1000
$1500
$2000
$2500
1999
2000
2001
2002
2003
Enterprise Value*
($ in millions)
*Equity Market Cap plus Net Debt

1. We strive to deliver consistent growth and income to our shareholders.

FIVE-YEAR TOTAL RETURN
12/31/98 to 12/31/03


222.2%
95.5%
0%
-7.1%
-2.6%
oNASDAQ oS&P 500 •NAREIT oCARS
Source: SNL Financial

We are dedicated to building a growing business with stable cash flows. For 24 consecutive quarters, we have achieved growth in our revenues, funds from operations (the most common operating measure for REITs) and dividends paid. During the past five years, we have provided our shareholders with a compounded annual total return (share price appreciation plus dividends) of over 26%, one of the highest in the REIT sector. Our dividends have grown by more than 80% from 1998, our first year as a public company, through the end of 2003. In addition to increasing our dividend each quarter, 33% of our dividends paid during 2003 represented a return of capital, which is non-taxable to our shareholders.

We have grown our real estate investments to over $1.9 billion. The total market for automotive retail-related real estate is estimated to be in excess of $50 billion and growing due to increasing population and number of registered vehicles. We believe that approximately $15 to $20 billion of this real estate would likely meet our stringent investment criteria. We continue to see acquisition opportunities and a strong pipeline of transactions that will further our growth. Our growth will be fueled by the expansion of our tenants' businesses as well as transactions with new customers.

On the financing front, we continue to fund our growth through diversified debt and equity sources. We use a disciplined approach of match-funding our long-term leases with long-term debt, which locks in our investment spreads during the initial term of our leases. When accessing the equity markets, our objective is to improve the strength and flexibility of our balance sheet without diluting our existing shareholders.



DON MASSEY CADILLAC—PLYMOUTH, MICHIGAN

Don Massey Cadillac, which is operated by Sonic Automotive, Inc., is located in Plymouth, Michigan, a suburb of Detroit, and is the largest Cadillac dealership in the country based on unit sales. Encompassing over 13 acres and 72,000 square feet of improvements, it is located near the intersection of Ann Arbor Road and I-275.





KEARNY MESA AUTO MALL — SAN DIEGO, CALIFORNIA

UnitedAuto Group's BMW, Lexus, Maybach, Mercedes-Benz and Toyota dealerships are located along Kearny Mesa Road in San Diego, California, just off of the 163 (Cabrillo) Freeway. Construction and/or renovation of these facilities, which encompass over 290,000 square feet of improvements, began in 2002 and was completed in 2004.


0%
25%
50%
75%
100%
Publicly Traded
Privately Held
61%
39%
0
331

Number of Properties and Tenant Makeup (based on annualized rental revenue) as of 12/31/03

2. Our cash flow is supported by large and experienced operators.

Size is important in the auto retail industry because it generally equates to brand diversity, depth of management, and financial strength. Our tenants consist of some of the largest, most diversified dealer groups in the industry with more than 80% of our annualized rental revenue derived from dealer groups with annual sales in excess of $250 million and 61% of our annualized rental revenue coming from the seven public auto retailers. Our tenants generally have both franchise and geographic diversity, allowing them to weather regional economic events and brand-specific issues. Nearly all of our tenants operate multiple franchises, with our public tenants operating, on average, 153 franchises and our private tenants operating, on average, nine franchises. Our tenants operate a mix of franchises offering both import and domestic brands. Sixty-four percent of our franchises are import brands, which is a characteristic of highly successful auto retailers. As the domestic auto manufacturers continue to lose market share, the import concentration among our tenants is a real strength of our portfolio.

Our portfolio remains 100% occupied. Our rent coverage ratio, which is one of the primary metrics we use to define the stability of our tenants' cash flow, remains high. As of December 31, 2003, the weighted average operating cash flow of our tenants exceeded 3.5 times the amount of their rental payments.

GROWTH IN VEHICLES ON THE ROAD


IN MILLIONS
186
193
201
210
217
226
1993
1995
1997
1999
2001
2003

Source: National Automobile Dealers Association—NADA

HERB GORDON AUTO MALL—SILVER SPRING, MARYLAND

The Herb Gordon dealerships are located in the Montgomery County Auto Sales Park, in Silver Spring, Maryland, just six miles north of the Capital Beltway Interstate 495. Dodge, Mercedes-Benz, Nissan, Subaru and Volvo franchises are operated on the property. The property consists of nearly 123,000 square feet of improvements on nearly 20 acres.




0%
25%
50%
75%
100%
New Car Sales
Used Car Sales
Parts, Service, Repairs, Other
20%
23%
57%

Dealers' Profitability
Mix 1993–2002
Source: NADA

3. Our tenants operate in a very stable industry.

AVERAGE DEALER PROFITABILITY
As compared to the three largest automobile manufacturers.
Historical Pre-Tax Margins


●BIG THREE ○RETAILERS
10%
8%
6%
4%
2%
-2%
-4%
1981
1984
1987
1990
1993
1996
1999
2002

Source: NADA

When most people think about the automotive industry, they picture a highly cyclical business. While this is true for the auto manufacturers, auto retailers are distinctly different. Industry data shows that since the 1950s the average dealership has been profitable during all economic environments. Auto retailing is a high-volume, low-margin, stable business with a high percentage of variable expenses. Dealers can quickly reduce operating expenses and shift their emphasis from new vehicle sales to alternative revenue and profit centers, such as used vehicles, finance and insurance sales, or parts and service. Automobile manufacturing, by contrast, is a high fixed-cost business where large volumes are essential for profitability. During the past few years, manufacturers have provided substantial financing and cash incentives to consumers in order to drive sales volume. These incentives, though detrimental to a manufacturer's profitability, are necessary to maintain plant volumes and to sustain the manufacturer's retail distribution channel. The incentives from the manufacturers have little, if any, cost to the automotive retailer.

Unlike many other retailing sectors, automotive retailers' sales territories are governed by state franchise laws and protected by franchise agreements with the manufacturers. Nearly every other segment of retailing faces the potential of competitive store openings. This is not the case in automotive retailing. Franchise laws require that all new vehicles be sold by franchised dealers.

Our tenants have stable used vehicle sales, parts and service, and body shop revenue. During economic contractions, consumers tend to retain their cars longer or consider the purchase of used vehicles. Longer manufacturer warranties, wider availability of extended warranties, certification of pre-owned vehicles, increased complexity of vehicles, and higher volume of vehicles on the road should ensure that parts and service departments will continue to be primary dealership profit centers. This diverse profitability mix should continue to provide stability to our tenants' operating cash flows and, thus, to their rental payments in all economic conditions.



MERCEDES-BENZ OF FRESNO—FRESNO, CALIFORNIA

Mercedes-Benz of Fresno, which is operated by Asbury Automotive Group, Inc., is located in Fresno, California. The dealership facility was constructed during 2002 and 2003 and encompasses over five acres and 69,000 square feet of improvements. The service department, as shown, consists of 32 service bays and attends to over 1,000 vehicles per month.



0
2000
4000
6000
8000
1983
1993
2003

High-Volume Stores

Number of stores that sell more than 750 units per year

Source: NADA

4. We provide flexible financing and estate planning solutions to our customers.

The automotive retail industry continues to consolidate and expand. Leading this effort are the "Top 100" dealership groups, who have grown significantly over the past five years. The expansion within the industry is leading to larger, higher-volume dealerships, as evidenced by the increasing number of stores that sell more than 750 units per year. Dealership groups are looking for alternative financing solutions to fund their growth. We provide dealers with an efficient source of capital through our sale-leaseback program. This attractive solution provides dealer groups with long-term operating control of their facilities while monetizing 100% of the equity in their real estate. Additionally, our leasehold improvement and new facility construction funding programs allow for the expansion of dealer operations, which can significantly improve return on equity while allowing the focus to remain on the biggest asset—operations. Our program also helps dealers achieve greater flexibility or pursue other personal goals such as estate and family planning, liquidity or diversification.

Our tenants have confidence that we can execute transactions in a timely and effective manner. Because of our knowledge of the industry, we build in flexibility, such as variable rate leases with fixed rate conversions and the ability to substitute properties to facilitate the dealer's sale of an underperforming or undersized store. We have built long-standing relationships with an experienced group of dealer clients, and we expect to continue our growth as they expand their operations and acquire new franchised locations.

GROWTH OF TOP 100 DEALERSHIP GROUPS



1,426
1,982
1,925
2,651
$71,488
$108,208
1998 2002
1998 2002
1998 2002
39.0%
37.7%
51.4%
Number of Dealerships
Number of Franchises
Revenue (in millions)

Source: *Automotive News*


TEREX
TSM30

NALLEY LEXUS—SMYRNA, GEORGIA

Nalley Lexus is operated by Asbury Automotive Group, Inc. The site, which is currently under construction with the assistance of Capital Automotive's construction funding program, is located in Smyrna, Georgia, a suburb of Atlanta. Construction is expected to be completed by spring 2004. The property is over eight acres and will have over 80,000 square feet of improvements.


0%
25%
50%
75%
100%

Real Estate Located in the Top 50 Markets as of 12/31/03
Source: 2000 U.S. Census

5. Our high-quality real estate has unique characteristics.

Although our real estate is considered single purpose, it has some unique characteristics. First, the state franchise laws and strict zoning requirements for dealership properties greatly restrict the ability to relocate dealerships in mature markets. Franchises awarded by the manufacturers are designated on a site-specific basis, and generally state franchise laws grant a monopolistic territory for each brand. Therefore, our locations are not subject to the traditional supply/demand fluctuations of most commercial real estate. Approximately 76% of our portfolio is located in the top 50 metropolitan areas in the United States in terms of population. These highly-trafficked locations would be extremely difficult to replicate, which improves the longevity of our assets. Included in our portfolio are many destination auto retail centers that have been designed by dealers to promote operational efficiency, as well as to enhance the customer's buying experience. These sites offer a large selection of products and brands while creating operational synergies for the dealer. Three of these complexes are shown on pages 6–7, 9 and 16–17.

In addition to the longevity of our dealership facilities, nearly 40% of the cost of our portfolio resides in raw land. This not only provides for substantial downside protection, but also creates future upside in this commercially-zoned category. Our locations generally have frontage on and visibility from major thoroughfares in established or developing areas of major metropolitan markets. In the event that a property becomes unsuitable for dealership use, the property may be redeveloped for other commercial uses because of the wide range of alternatives for the land as currently zoned.

Because of manufacturer requirements, dealers are continuously improving their properties to adhere to manufacturer specifications, enhancing their value and longevity. It is estimated that at least half of all dealerships in the United States have been significantly remodeled in the past five years. These updated facilities should have longer useful lives.



NALLEY LEXUS—SMYRNA, GEORGIA
The Nalley Lexus dealership, located 11 miles from downtown Atlanta, is under construction, as more fully described on page 13.

ROSENTHAL TYSONS CORNER—MCLEAN, VIRGINIA

The Rosenthal Automotive Group is the 17th largest dealer group in the United States, and operates multiple franchises throughout the Washington, D.C. market. Rosenthal Honda, Jaguar, Land Rover, Infiniti, Nissan and Mazda encompass nearly 20 acres and 130,000 square feet of improvements in Tysons Corner, Virginia, the largest suburban business district in the United States. The dealerships are located on Route 7, Leesburg Pike and are 14 miles southwest of Washington, D.C.


Close to business locations
Opportunity for expansion
Locations zoned for a wide range of alternative uses, including commercial and residential redevelopment
14 miles to D.C.


with high traffic
patterns
communities
Proposed
elevated Metro
Rail providing access
to D.C. and
Washington Dulles
International Airport

DEAR FELLOW SHAREHOLDERS:

This past year was another exciting one for Capital Automotive and its shareholders. We invested $333 million in high-quality automotive retail properties. These investments, along with the outstanding performance of our portfolio, resulted in a 43.2% total return to our shareholders for the year. For the five years ending December 31, 2003, we provided our shareholders with a 222% total return (share price appreciation plus dividends)—seventh best in the REIT industry. Although we are very proud of these returns, investors should know that replicating these high hurdles may be more difficult in the future.

In 2003, the Company achieved record revenues, funds from operations (FFO), the most common operating measure for REITs, and dividends paid. We have increased our dividends for 24 straight quarters while retaining 30% of our FFO for 2003. In 2003, 33% of our dividends paid was a return of capital and, therefore, not taxable—another noteworthy result.



JOHN J. POHANKA Chairman of the Board

THOMAS D. ECKERT President and Chief Executive Officer

We have been in business for just over six years. We have grown from an idea into a company with an enterprise value of more than $2.5 billion. We have articulated a five-year plan where we expect our growth for each of the next five years to range from 4% to 8% for FFO and 3% to 9% for net income. This growth will be driven by acquisitions as well as rent escalations on our existing portfolio. This growth should allow us to continue to increase our dividends while providing significant free cash flow annually—a great source of cost-efficient capital from which to fund our acquisitions. We believe that our future opportunity is great.

During 2003 and early 2004, we have been active on the capital raising front. In April 2003, we sold 2.7 million shares of common stock, raising $70 million. In December 2003, we issued $99 million in a 7.5% perpetual preferred stock offering. In February 2004, we raised $65 million by selling 1.8 million shares of common stock. As good stewards of our capital, our goal is to raise capital only when needed and to employ it expeditiously and accretively. In fact, we increased our earnings guidance after two of the three offerings—quite a contrast to other companies that raise equity and dilute earnings.

At the end of 2003, we increased our debt outstanding to approximately $1.1 billion. The ratio of our debt to total undepreciated assets stood at 58%. We believe this is very conservative leverage given the stability of our cash flows. Today, we have the ability to acquire approximately $800 million of additional real estate by further levering the assets we own. We continue to substantially match-fund our long-term leases with long-term debt while attempting to minimize the impact of changing interest rates on our cash flow. Because of this conservative practice, we have not fully benefited from the decline in historically low short-term interest rates, but we will provide much more stable cash flow over the long term. Our business is designed to produce solid returns over the long term, so we have elected not to turbo-charge our short-term results by taking more interest rate risk—this philosophy permeates our entire approach to this business.

As 2003 ends and 2004 begins, we have new potential competition. We believe that our long-term relationships with our tenants, our reputation in the industry and our low cost of capital will provide real, tangible advantages. The old saying, "imitation is the sincerest form of flattery," is certainly true, but in this instance it has caused us to intensify our efforts to serve our customers and seek more cost-efficient capital.

The abuses of some corporate officers and mutual fund executives continue to dominate the business news. In many instances, boards of directors have shown that they are more interested in management's welfare than that of the shareholder. At Capital Automotive, we are fortunate to have a dedicated group of professionals who care about business ethics and integrity. We *have a* Board of Trustees that takes its *fiduciary* responsibility to shareholders very seriously. Our basic philosophy is to do the right thing—every time. Management and the Board are aligned with our shareholders because we own a significant stake in the business. Our corporate governance continues to be rated as one of the top companies in the S&P 600 by Institutional Shareholders Services. This rating reflects our belief that all owners and potential investors deserve honest, accurate, and timely information.

The success that we have experienced to date is due to the dedication and *hard work of the talented group of* professionals who work at Capital Automotive. Our Board, which is populated by successful, experienced executives, has also provided consistent oversight and strategic direction. Although the business environment will continue to change, we like our prospects for the future and intend to stay focused on this business. We appreciate your support and will work *hard to maintain your loyalty as we* move forward.

Sincerely,

John J. Pohanka
Chairman of the Board
March 1, 2004

Thomas D. Eckert
President and Chief Executive Officer

THREE-YEAR TOTAL RETURN
12/31/00 to 12/31/03



180.7%
62.2%
0%
-11.7%
-17.9%

oNASDAQ oS&P 500 •NAREIT oCARS
Source: SNL Financial



EXECUTIVE OFFICERS

from the left

JAY M. FERRIERO
Senior Vice President and
Director of Acquisitions

DAVID S. KAY
Senior Vice President,
Chief Financial Officer
and Treasurer

JOHN M. WEAVER
Senior Vice President,
Secretary and General Counsel

LISA M. CLEMENTS
Vice President and
Chief Accounting Officer

THOMAS D. ECKERT
President and
Chief Executive Officer

BOARD OF TRUSTEES

JOHN J. POHANKA
Chairman,
Capital Automotive REIT
Pohanka Automotive Group

JOHN E. ANDERSON
President and Chief Executive Officer,
TOPA Equities, Ltd.

THOMAS D. ECKERT
President and Chief Executive Officer,
Capital Automotive REIT

CRAIG L. FULLER
President and Chief Executive Officer,
National Association of
Chain Drug Stores

PAUL M. HIGBEE
Partner,
Andersen & Company, LLC

WILLIAM E. HOGLUND
Former Executive Vice President,
Chief Financial Officer and Board Member,
General Motors Corporation

R. MICHAEL MCCULLOUGH
Former Chairman and
Chief Executive Officer,
Booz, Allen & Hamilton, Inc.

ROBERT M. ROSENTHAL
Chairman, Rosenthal Automotive

VINCENT A. SHEEHY
President, Sheehy Auto Stores

CONTENTS

SELECTED FINANCIAL INFORMATION

The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this Annual Report.

(In Thousands, Except per Share Data)	For the Years Ended December 31, 2003	2002	2001	2000	1999
Operating Data:					
Total revenue	**$ 170,980**	$ 142,238	$ 117,286	$ 102,303	$ 75,873
Depreciation and amortization expense	**$ 31,122**	$ 26,297	$ 21,360	$ 17,565	$ 15,347
General and administrative expense	**$ 9,991**	$ 8,475	$ 7,114	$ 6,592	$ 6,781
Interest expense	**$ 64,813**	$ 50,652	$ 46,750	$ 42,172	$ 24,541
Income from continuing operations before minority interest	**$ 65,054**	$ 56,814	$ 42,062	$ 35,974	$ 29,204
Minority interest[1]	**$ (13,647)**	$ (13,412)	$ (10,914)	$ (10,280)	$ (7,473)
Income from continuing operations	**$ 51,407**	$ 43,402	$ 31,148	$ 25,694	$ 21,731
Total income from discontinued operations[2]	**$ 229**	$ 427	$ 229	$ 118	$ —
Net income	**$ 51,636**	$ 43,829	$ 31,377	$ 25,812	$ 21,731
Preferred share dividends	**$ (411)**	$ —	$ —	$ —	$ —
Net income available to common shareholders	**$ 51,225**	$ 43,829	$ 31,377	$ 25,812	$ 21,731
Weighted average number of common shares outstanding—diluted	**31,717**	28,589	24,450	21,113	21,629
Diluted earnings per share:					
Income from continuing operations	**$ 1.62**	$ 1.53	$ 1.29	$ 1.22	$ 1.01
Net income	**$ 1.62**	$ 1.55	$ 1.30	$ 1.22	$ 1.01
Other Data:					
Funds from operations[3]	**$ 95,913**	$ 83,427	$ 63,631	$ 53,455	$ 44,205
Weighted average number of common shares and units outstanding—diluted	**39,981**	37,096	32,726	29,476	28,796
Diluted FFO per share[3]	**$ 2.40**	$ 2.25	$ 1.94	$ 1.81	$ 1.54
Annual dividend per common share[4]	**$ 1.65**	$ 1.60	$ 1.55	$ 1.50	$ 1.38
Properties owned at end of period	**331**	292	260	244	230

(In Thousands)	As of December 31, 2003	2002	2001	2000	1999
Balance Sheet Data:					
Real estate before accumulated depreciation	**$1,874,810**	$1,574,153	$1,229,694	$1,037,870	$935,525
Total investments[5]	**1,905,327**	1,574,153	1,229,694	1,037,870	935,525
Total assets	**1,861,585**	1,542,470	1,199,700	1,021,589	942,559
Mortgage debt	**1,070,509**	898,733	637,656	571,519	501,510
Borrowings under credit facilities	**75,009**	111,096	63,508	14,200	—
Total other liabilities	**34,341**	35,970	21,630	30,109	26,066
Minority interest	**112,452**	116,048	110,885	115,728	115,384
Total shareholders' equity	**569,274**	380,623	366,021	290,033	299,599

(1) Minority interest represents income attributable to the Units of the Partnership owned by limited partners (other than us) of the Partnership.

(2) Beginning in 2002, Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This also requires that all past earnings applicable to a property disposed of subsequent to January 1, 2002 be reported as "discontinued operations." As a result, previously reported "income from continuing operations" will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income.

(3) Funds from Operations, commonly referred to as FFO, is a non-GAAP financial measure. For a definition of FFO and a reconciliation of FFO to its most directly comparable GAAP measure, net income available to common shareholders, see "Management's Discussion and Analysis of Financial Condition—Funds from Operations."

(4) 2003 annual dividend per common share represents first, second and third quarter dividends totaling $1.2335 declared during 2003 and fourth quarter dividend totaling $0.4165 declared on January 20, 2004. 2002 annual dividend per common share represents first, second and third quarter dividends totaling $1.1935 declared during 2002 and fourth quarter dividend totaling $0.4065 declared on January 21, 2003. 2001 annual dividend per common share represents first, second and third quarter dividends totaling $1.161 declared during 2001 and fourth quarter dividend totaling $0.389 declared on January 22, 2002.

(5) Investments as of December 31, 2003 include $30.5 million in a note and advances secured by real estate funded during 2003.

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with our primary business strategy to give the reader an overview of the goals of our business. This is followed by a discussion of the critical accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. In the next section, beginning on page 25, we discuss our results of operations for the past two fiscal years. We then provide, beginning on page 28, an analysis of our liquidity and capital resources, including discussions of our cash flows, debt arrangements, sources of capital and financial commitments. Next, on page 35, we discuss funds from operations, or FFO, which is a relative non-GAAP financial measure of performance and liquidity of an equity REIT used by the REIT industry. Following FFO, on page 36, we discuss disclosures about our market risk. Finally, on page 37, we provide some historical information about our common shares and distributions.

The MD&A should be read in conjunction with the consolidated financial statements and notes thereto beginning on page 38 of this Annual Report and the subsection captioned "Forward-Looking Statements" on page 37.

OVERVIEW

Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. We use (i) the term dealerships to refer to these types of businesses that are operated on our properties and (ii) the term dealer group, tenant or operators of dealerships to refer to the persons and companies that lease our properties. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest major metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion funding, construction financing and takeout commitments in certain circumstances.

Substantially all of our properties are leased pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. The initial lease terms generally range from 10 to 20 years (with a weighted average initial lease term for leases entered into during the year ended December 31, 2003 of 17.0 years), with our entire portfolio having a weighted average initial lease term of approximately 14.7 years. As of December 31, 2003, our portfolio had a weighted average remaining lease term of approximately 11.6 years. The leases typically have options to renew upon generally the same terms and conditions for one or more additional periods of five to 10 years each, exercisable at the option of the tenants (with renewal options typically ranging from a total of five to 40 years).

Substantially all of our revenues are derived from (1) rents received or accrued under long-term, triple-net leases; (2) interest earned on notes secured by real estate; (3) interest earned from the temporary investment of funds in short-term investments; and (4) other fee income.

We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our general and administrative expenses consist primarily of compensation expense for our executive officers and other employees, professional fees, office administration expenses (including rent), business taxes and insurance and various other expenses incurred in managing our business. Our primary non-cash expense is the depreciation of our properties. We depreciate buildings and improvements on our properties over a nine-year to 40-year period for tax purposes and a 20-year to 45-year period for financial reporting purposes. We do not own or lease any significant personal property, furniture or equipment at any property we currently own.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States, commonly referred to as GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by management's application of critical accounting policies. A summary of our accounting policies and procedures is included in the Summary of Significant Accounting Policies footnote to our consolidated financial statements. Management believes the following are the critical accounting policies used in the preparation of our consolidated financial statements.

Real Estate Assets—Impairment Assessment

We periodically assess our real estate assets for possible permanent impairment when certain events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Management considers current market conditions and tenant credit analysis in determining whether the recoverability of the carrying amount of an asset should be assessed. When an assessment is warranted, management determines if it is probable that the sum of the expected undiscounted future cash flows is less than the carrying amount of the property being assessed. If the undiscounted future cash flows are less than the carrying amount, then an impairment loss would be recognized equal to the amount of the difference between the fair value of the property and its carrying amount.

Real Estate Assets—Estimated Useful Lives and Allocation of Purchase Price

We depreciate our real estate assets using the straight-line method over their estimated useful lives. Our buildings and improvements are currently being depreciated over 20 to 45 years. The useful lives of the properties are assigned based on the third-party appraisals and/or structural reviews that are prepared for each property we acquire.

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, and in-place leases as appropriate, in accordance with Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 141, "Business Combinations." The purchase price is allocated based on the fair value of each component at the time of acquisition. The fair value of the buildings and improvements are recorded at the cost of our acquisition which we believe approximates their replacement costs. We generally do not acquire real estate assets that have in-place leases. We typically execute our leases simultaneously with the purchase of the real estate, and because of this, no value has been ascribed to any in-place leases because we do not believe any exist.

Improvement Fundings and Construction Financing

We may fund improvements made by our tenants on our existing properties. Improvements include costs incurred on facilities during which the tenant's business continues to operate without interruption. Improvement fundings are recorded as buildings and improvements on our consolidated balance sheets and the amounts charged to the tenant during the project are recorded as rental revenue. Once the project is completed, the remaining useful life of the buildings and improvements is determined and depreciation expense is adjusted accordingly on a prospective basis.

We may provide construction financing to our tenants in certain circumstances in which we own the underlying land that is leased to the tenant. Construction financing includes fundings for the construction of new facilities for which operations have not commenced or fundings for major improvements to existing facilities that cause operations to cease during the construction period. Fundings are recorded as construction advances during the period of construction and the amounts charged to our tenant during that time are recorded as interest income. After completion of the project, the construction advances are paid down simultaneously with our purchase of the buildings and improvements. The buildings and improvements are acquired at fair market value and recorded as real estate on our consolidated financial statements.

Derivatives

We have used and may continue to use interest rate swap arrangements to manage interest rate risk. We do not enter into interest rate swap arrangements for trading purposes. Swaps we have entered into with third parties were documented as cash flow hedges and were designated as highly effective at the inception of the swap agreements. We continue to evaluate the highly effective nature of those hedges and believe our hedges continue to be highly effective. Therefore, in accordance with GAAP, the unrealized gain or loss upon measuring the swaps at their fair value is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swaps is recorded as either a derivative instrument asset or a derivative instrument liability on our consolidated balance sheets. We intend to meet the conditions for hedge accounting; however, if a particular interest rate swap does not qualify as highly effective, the change in the fair value of the derivatives used as hedges would be reflected in the Consolidated Statements of Operations.

Rental Revenue Recognition

We lease our real estate pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. Our leases are recorded as operating leases for financial reporting purposes. As such, the leased assets remain on our balance sheet and we depreciate them based on their estimated useful lives. Under SFAS No.13, "Accounting for Leases," if a lease term is greater than 75% of the economic life of the leased property or if the present value of future minimum lease payments of that lease exceed 90% of the fair value of the leased property then our lease would not be considered an operating lease for accounting purposes but would instead be considered a direct financing lease and the related leased assets removed from our balance sheet. Determination of economic lives and fair values of leased property has some level of subjectivity. We believe, however, that the assumptions we used to estimate both fair value and the economic life of the leased asset are based on reasonable market terms and are consistent with industry practice. Rental income attributable to the leases is recorded monthly when due from tenants and is recognized on a straight-line basis over the initial terms of the related leases. Rental income attributable to the majority of our leases is fixed by the lease agreement. However, under our variable rate lease program, monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. The vast majority of our variable rate lease agreements contain minimum lease rates and fixed rate conversion features, and none of these leases contains a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the consumer price index, commonly referred to as CPI. In addition, our leases are generally subject to certain fixed minimum and/or maximum rent escalators during the initial lease term and extension periods. Our leases typically reset to market during certain renewal periods. The fixed minimum rent escalations are straight-lined into rental income over the initial lease term. Any rent adjustments above the fixed minimum escalations are recorded as revenue in the period they are due from the tenants.

Capitalized Leasing Costs

Certain direct costs initially incurred by us in negotiating and consummating a successful lease are capitalized and generally amortized over the initial base term of the lease. Capitalized leasing costs include employee compensation and payroll-related fringe benefits directly related to time spent performing successful leasing-related activities. These activities include evaluating the financial condition of prospective clients, evaluating and recording guarantees, collateral and other security arrangements, negotiating lease terms, preparing lease documents and closing the transaction.

RESULTS OF OPERATIONS

Revenue

(Dollars in Thousands)	For the Year Ended December 31, 2003	2002	2001	Percentage Change 2003 to 2002	2002 to 2001
Revenue					
Rental	**$169,757**	$141,435	$116,807	20%	21%
Interest and other	**1,223**	803	479	52%	68%
Total	**$170,980**	$142,238	$117,286	20%	21%

RENTAL. The increase in rental revenue over the past two fiscal years was primarily attributable to the growth of our real estate portfolio from which we generate our rental income. The following table demonstrates the growth of our real estate portfolio over the periods indicated.

As of December 31,	Real Estate before Accumulated Depreciation (In Thousands)	Number of Properties	Total Land Acreage	Total Square Footage (In Millions)
2000	$1,037,870	244	1,518	8.9
2001	1,229,694	260[1]	1,799	9.9
2002	1,574,153	292[1]	2,076	11.9
2003	1,874,810	331	2,323	13.6

(1) Three of the properties owned as of December 31, 2001 were sold during 2002 and one of the properties owned as of December 31, 2002 was sold during 2003. The results of operations related to the sold properties were reclassified from rental revenue to discontinued operations as discussed under "Discontinued Operations" below.

The increase in rental income was also attributable to an increase from rent adjustments above the fixed minimum escalators, which are recorded as revenue in the period they are due from the tenants.

The increase in rental revenue from 2001 to 2002 was also attributable to the conversion throughout 2002 of leases on approximately $99 million of properties leased to several tenants from variable rate to fixed rate, resulting in an increase in rental revenue. Other terms of the leases, including lease escalators, remained unchanged.

This increase was partially offset by

- the conversion at the end of the third quarter of 2001 of leases relating to $185.3 million of properties leased to a tenant from fixed rate to variable rate with a minimum lease rate, resulting in a decrease in rental revenue. We also converted the interest rate on approximately $150 million of debt that is secured primarily by the properties subject to these leases from fixed rate to variable rate. Other terms of the leases, including lease escalators, remained unchanged; and
- a decrease in lease rates on our variable rate leases as described in "Liquidity and Capital Resources—Variable Rate Lease Program" herein.

INTEREST AND OTHER. The increase in interest and other income from 2002 to 2003 was primarily due to interest of $280,000 earned on a note or advances secured by real estate funded during 2003. The note, totaling $25.5 million, is secured by a dealership property. We also entered into a separate acquisition agreement to acquire the dealership property securing such note during 2004. The construction advances totaling $5.0 million are for newly-constructed facilities for which operations have not commenced. The projects currently under development are Honda and Lexus franchises, both scheduled for completion during 2004. The note and advances require monthly interest payments, which are included in interest and other income for the year ended December 31, 2003. Additionally, differences in interest and other income are due to fluctuations in the cash collateral balances held by our lenders at any point in time and changes in the interest rates earned on these balances. The purposes of the cash collateral accounts are to hold funds, generally in the amount of the swap valuations at any point in time, and to protect the lenders in case of an early termination by us. The cash collateral accounts are controlled by the lenders; however, we earn interest on the funds held in such accounts.

The increase in interest and other income from 2001 to 2002 was primarily due to an increase in interest earned on temporary investments, fluctuations in the cash collateral accounts as noted above and other fee income, partially offset by a gain on the sale of properties, totaling $218,000 included in interest and other income for the year ended December 31, 2001. Beginning in 2002, GAAP requires that the gains and losses from the dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This requires reclassification of certain amounts from "income from continuing operations" to "discontinued operations," which is more fully described below.

Expenses

(Dollars in Thousands)	For the Year Ended December 31, 2003	2002	2001	Percentage Change 2003 to 2002	2002 to 2001
Expenses					
Depreciation and amortization	**$ 31,122**	$26,297	$21,360	18%	23%
General and administrative	**9,991**	8,475	7,114	18%	19%
Interest	**64,813**	50,652	46,750	28%	8%
Total	**$105,926**	$85,424	$75,224	24%	14%

DEPRECIATION AND AMORTIZATION. Depreciation and amortization consisted primarily of depreciation on buildings and improvements owned during the years indicated above. The increases are primarily attributable to the growth of our real estate portfolio described under "Revenue—Rental" above, resulting in an increase in our depreciable assets.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from 2002 to 2003 due primarily to:

- an increase in payroll and related expenses primarily attributable to an increase in overall compensation and an increase in the number of employees;
- an increase in professional fees associated with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002, which requires companies to assess the effectiveness of their internal controls over financial reporting, effective for our fiscal year ended 2004;
- an increase in directors and officers insurance due to an increase in market rates;
- an increase in business taxes and state registration fees due to the growth in our real estate portfolio during 2002 and 2003 as well as changes in state tax laws; and
- an increase in costs associated with servicing our growing portfolio.

This increase was partially offset by the write-off totaling $195,000 during the fourth quarter of 2002 related to the remaining costs on our former office space. In October 2002, we took advantage of the soft office space market and locked up a long-term lease for more efficient space and relocated our office. In addition, we subleased our former space to a third party. In accordance with GAAP, the remaining costs related to a pre-existing lease were charged to expense when the leased property has no substantive future use or benefit to the lessee, net of any rent received from subleasing to a third party.

General and administrative expenses, excluding this write-off, increased 21% from 2002 to 2003.

General and administrative expense increased from 2001 to 2002 due primarily to:

- the $195,000 write-off relating to the remaining costs on our former office space;
- an increase in payroll and related expenses primarily attributable to an increase in overall compensation and an increase in the number of employees;
- an increase in office administration expenses as a result of an increase in staffing requirements and costs associated with the relocation of our office;
- an increase in information technology costs for several projects initiated and completed during 2002 related to the expansion of our hardware infrastructure to improve security, reliability and capacity;
- an increase in directors and officers insurance due to an increase in market rates;
- the purchase of errors and omissions insurance that our servicing entity is required to maintain as a condition to servicing the debt securitization that closed on June 28, 2002;
- an increase in business taxes and state registration fees due to the growth of our real estate portfolio during 2001 and 2002. This increase was more than offset by a $125,000 credit recorded during the third quarter of 2002 relating to the reimbursement of business and occupancy taxes by certain of our tenants;
- an increase in costs associated with our public reporting requirements due to an increase in the number of shareholders;
- an increase in legal fees associated with our compliance with certain provisions of the Sarbanes-Oxley Act of 2002, proposed and final rules promulgated by the SEC thereunder and proposed Nasdaq corporate governance reforms; and
- an increase in fees associated with servicing our growing portfolio.

General and administrative expenses, excluding the $195,000 write-off, increased 16% from 2001 to 2002.

INTEREST. The following table sets forth certain information regarding our debt as of the periods indicated.

(In Thousands) Year	Principal Balance as of December 31/ Effective Interest Rate for the Year Ended December 31* Fixed Rate Debt	Variable Rate Debt	Total
2001	$320,336/7.99%	$380,828/6.59%	$ 701,164/7.36%
2002	$593,910/7.81%	$415,919/4.21%	$1,009,829/6.37%
2003	$804,648/7.28%	$340,870/3.90%	$1,145,518/6.34%

* Includes deferred loan fees amortized over the life of the loans.

The increase in interest expense over the past two years is primarily due to an increase in our overall debt during the past 36 months, which was primarily obtained to directly or indirectly finance our investment in real estate during that time period.

Partially offsetting the increases in debt outstanding were decreases in the effective interest rate on our debt. The change in the effective interest rates is primarily due to the decrease in interest rates during the past 36 months. The change in our effective interest rate over any given period is also affected by our mix of variable rate debt to total debt and the timing of any financings or refinancings.

From 2002 to 2003, our interest expense increased disproportionately with the increase in our overall debt due to the mix of variable rate debt to total debt. During 2003, in order to lock in rates during this low interest rate environment, we increased long-term fixed rate debt while reducing our borrowings on our short-term credit facility and our short-term variable rate mortgage debt. This change in mix of debt was accomplished through:

- the conversion of $79.2 million of variable rate debt to fixed rate debt during the fourth quarter of 2002. We entered into an interest rate swap arrangement with a third party during the third quarter of 2001 to swap this variable rate debt to fixed rate. The swap became effective in November of 2002; and
- the issuance of approximately $228 million of fixed rate debt during the first quarter of 2003, which was used to pay down borrowings on our short-term revolving credit facilities, totaling approximately $111 million, and to pay off approximately $92 million of short-term variable rate mortgage debt.

From 2001 to 2002, our interest expense was also impacted by the mix of our variable rate debt to our total debt as a result of the following transactions that occurred during those years:

- the amendment of $150.0 million of fixed rate debt due September 29, 2011 during the third quarter of 2001 to convert the debt to variable rate debt. The debt was converted in conjunction with the conversion of leases relating to $185.3 million of property from fixed rate to variable rate as discussed above. The conversion of the interest rate on the debt from fixed to variable resulted in a significant modification of the debt. In accordance with GAAP, we wrote off the remaining deferred loan fees relating to the debt, totaling $702,000, and classified the write-off as interest expense. We did not have any significant modification of debt during the years ended December 31, 2002 or 2003.
- the conversion of $58.3 million of variable rate debt to fixed rate debt during the first quarter of 2002 through the execution of interest rate swap arrangements with a third party. The interest rate swap arrangements were executed in conjunction with our conversion of the leases on approximately $71.2 million of properties leased to a tenant from variable rate to fixed rate;
- the conversion of $79.2 million of variable rate debt to fixed rate debt during the fourth quarter of 2002 as described above; and
- the issuance of approximately $152 million of fixed rate debt during the second quarter of 2002, of which a portion was used to pay down borrowings on our short-term credit facilities. On June 28, 2002, we issued $325 million in four classes of Triple Net Lease Mortgage Notes, Series 2002, which we refer to as the Notes, as further described in "Liquidity and Capital Resources—Mortgage Debt and Revolving Credit Facilities" below. The transaction reflects approximately $152 million of new debt issued in classes under current market terms and a restructuring of a securitization completed in 1999 that had a remaining balance of approximately $173 million, which we refer to as the Modified Debt. The certificates representing the Modified Debt have economic terms equivalent to the prior transaction. Because the terms of the Modified Debt were virtually identical to the original debt, it did not result in a "significant modification" of debt for GAAP purposes. Therefore, in accordance with GAAP, third-party costs totaling $265,000 incurred in connection with the Modified Debt were charged to interest expense during the second quarter of 2002. There were no such expenses incurred during the year ended December 31, 2001.

Discontinued Operations

Beginning in 2002, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This also requires that all past earnings applicable to a property disposed of subsequent to January 1, 2002 be reported as "discontinued operations." As a result, previously reported "income from continuing operations" will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income.

Revenue from properties sold during 2003 and 2002 for the years ended December 31, 2003, 2002 and 2001 was $226,000, $586,000 and $993,000, respectively. Income from discontinued operations (which includes the gain on sale of properties) for the years ended December 31, 2003, 2002 and 2001 was $229,000, $427,000 and $229,000, respectively.

Preferred Share Dividends

On December 11, 2003 we issued 3,950,000 7½% Series A Cumulative Redeemable Preferred Shares at $25.00 per share. The preferred shares pay quarterly dividends in arrears. The initial preferred dividend was paid on February 17, 2004 and was equal to $0.26042 per share, which is the pro-ration of the regular quarterly dividend of $0.46875 per share from the date of original issue (December 11, 2003) through January 31, 2004. For 2003, we accrued $411,000, which represents the amount due through December 31, 2003.

Impact of Inflation

Our leases typically contain provisions to mitigate the adverse impact of inflation on our results of operations. These provisions include upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the CPI. In addition, our leases are generally subject to certain fixed minimum and/or maximum rent escalators during the initial lease term.

Substantially all of our properties are leased to tenants under long-term, triple-net leases. Triple-net leases tend to reduce our exposure to rising property expenses due to inflation.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $13.4 million and $7.4 million at December 31, 2003 and December 31, 2002, respectively. The changes in cash and cash equivalents during the years ended December 31, 2003 and 2002 were attributable to operating, investing and financing activities, as described below.

	Year Ended December 31,		2003
(Dollars in Thousands)	2003	2002	to 2002
Cash provided by operating activities	**$ 96,734**	$ 82,651	17%
Cash used in investing activities	**(331,592)**	(327,221)	1%
Cash provided by financing activities	**240,768**	242,522	1%

Operating Activities

Cash provided by operating activities represents cash received primarily from rents under long-term, triple-net leases, plus interest and other fee income, less normal recurring general and administrative expenses and interest payments on debt outstanding.

Investing Activities

Cash used in investing activities primarily reflects the investment in dealership properties, facility improvements and construction fundings, net of sales.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2003 primarily reflects:

- $299.5 million of proceeds received from mortgage debt incurred during the year;
- $201.0 million of proceeds received from borrowings on our revolving credit facilities;
- $95.4 million of proceeds received from our offering of 7½% Series A Cumulative Redeemable Preferred Shares, net of costs;
- $66.4 million of proceeds received from our follow-on common share offering, net of costs; and
- $15.1 million of proceeds received from the issuance of common shares through our Dividend Reinvestment and Share Purchase Plan, which we refer to as the DRIP, and equity incentive plan, net of costs.

The cash provided by financing activities was partially offset by:

- the repayment of borrowings on our revolving credit facilities totaling $237.1 million;
- the repayment of mortgage debt totaling $91.6 million;
- distributions made to shareholders and minority partners during the year totaling $60.8 million;
- payments of principal on outstanding mortgage debt totaling $36.0 million;
- payments for debt issuance costs totaling $7.0 million; and
- the increase of restricted cash totaling $4.1 million.

Cash provided by financing activities for the year ended December 31, 2002 primarily reflects:

- $297.5 million of proceeds received from borrowings on our revolving credit facilities;
- $286.3 million of proceeds received from mortgage debt incurred during the year; and
- $18.3 million of proceeds received from the issuance of common shares through our DRIP and equity incentive plan, net of costs.

The cash provided by financing activities was partially offset by:

- the repayment of borrowings on our revolving credit facilities totaling $249.9 million;
- distributions made to shareholders and minority partners during the year totaling $57.1 million;
- payments of principal on outstanding mortgage debt totaling $25.2 million;
- the increase of restricted cash totaling $13.3 million;
- payments for debt issuance costs totaling $7.5 million;
- payments made during the first quarter of 2002 totaling $6.0 million and $293,000 to purchase outstanding warrants to purchase common shares during the fourth quarter of 2001 and first quarter of 2002, respectively; and
- the redemption of Units totaling $153,000.

Financing Strategy

Our objective is to have multiple sources of debt and equity financing available to us. We typically fund our short-term liquidity requirements through available cash or one of our three revolving credit facilities. These facilities provide short-term borrowing capacity of $260 million, of which $185 million was available as of December 31, 2003. Periodically, in order to more closely match the term of our debt with that of our leases, we replace our short-term debt using the proceeds of long-term mortgage debt or equity. Our long-term liquidity requirements are financed with both long-term debt and equity. When accessing the equity markets, our objective is to provide accretion to our shareholders, as well as maintain certain debt ratios.

In order to maintain our investment spread over the lease term, we typically match the average term of our long-term debt with the average remaining term of our leases as well as the type of debt with the type of leases (fixed or variable rate). We describe this process as "match-funding." We currently intend to match-fund at least 70% of our total outstanding debt with leases. We may change the 70% guideline at any time without shareholder approval. As of December 31, 2003, approximately 86% of our debt outstanding was substantially match-funded debt. As of December 31, 2003, our long-term debt had a weighted average remaining term of 10.5 years and our leases had a weighted average remaining term of 11.6 years.

We have adopted a policy to limit debt to approximately 65% of our assets (calculated as total assets plus accumulated depreciation). This policy may be changed by our Board of Trustees at any time without shareholder approval. As of December 31, 2003, our debt to assets ratio was approximately 58% and our debt to total market capitalization was approximately 45%.

In light of our current financial position, we believe that we will be able to obtain additional financing for our short-term and long-term liquidity requirements as discussed in "Liquidity Requirements" below. We have used and may continue to use interest rate swap arrangements to manage interest rate risk and to match-fund our long-term debt with our long-term leases. However, there can be no assurance that additional financing or capital will be available, or that the terms will be acceptable or advantageous to us.

Variable Rate Lease Program

We may offer our current and prospective tenants the option of utilizing our variable rate lease program. Under this program, base rent changes monthly based upon a spread over an applicable index, typically LIBOR. In addition, our leases typically provide for upward periodic adjustments in base rent, usually based on a factor of the change in the CPI. The vast majority of our variable rate lease agreements contain minimum lease rates, generally between 8% and 9%, and fixed rate conversion features generally with minimum rates of 10.0% to 10.25%, and none of these leases contains a maximum rate. Upon conversion, the fixed base rent typically continues to be adjusted upward periodically based on a factor of the change in the CPI or other escalation provisions set forth in the lease.

The following table sets forth certain information regarding our variable rate leases and debt as of December 31st for the years indicated (dollars in thousands):

Year	Total Real Estate Subject to Variable Rate Leases	Percent of our Portfolio Subject to Variable Rate Leases	Total Variable Rate Debt Outstanding[1]	Variable Rate Debt Matched with Variable Rate Leases	Average One-Month LIBOR for the Year
2001	$314,152	26%	$380,828	$189,201	3.88%
2002	418,203	27%	415,919	178,943	1.77%
2003	425,454	23%	340,870	196,404	1.21%

(1) Includes amounts outstanding on our revolving credit facilities totaling $63.5 million, $111.1 million and $75.0 million as of December 31, 2001, 2002 and 2003, respectively.

In order to maintain our investment spread over the lease term, we typically utilize variable rate debt in circumstances where we have variable rate leases. The investment spreads on our variable rate lease portfolio will change under certain interest rate conditions. Our strategy of including minimum lease rates in our variable rate leases allows us to realize additional investment spread during the current low interest rate environment. During the past three years, as LIBOR has decreased, the interest expense on our variable rate debt has also decreased. However, the revenue generated from the vast majority of our variable rate leases has remained constant during this same time period because the minimum lease rates were in effect at these LIBOR levels. Because many of our leases are subject to minimum lease rates, as LIBOR rises, our investment spreads will contract from current levels until the one-month LIBOR reaches 3.0% to 3.5%. At that time, our variable lease rates and variable debt rates will rise equally with LIBOR.

Mortgage Debt and Revolving Credit Facilities

As of December 31, 2003, we had total mortgage debt outstanding of approximately $1.07 billion (consisting of $804.6 million of fixed rate and $265.9 million of variable rate debt), which was secured by 267 of our properties. In addition, we had approximately $75.0 million outstanding on our revolving credit facilities. The following is a summary of our total debt outstanding as of December 31, 2003 and December 31, 2002 (dollars in thousands):

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2003	Principal Balance as of December 31, 2002	Effective Interest Rate*	Term/Amortization Schedule
7.50% fixed rate debt due 4/20/03[1]	$ 12,000	$ —	$ 10,771	4.34%	[1]
7.59% fixed rate debt due 12/1/08[2]	38,050	33,046	34,572	7.94%	10 yr/17 yr
7.54% fixed rate debt due 7/6/11[3]	100,000	92,041	94,413	7.73%	12 yr/25 yr
7.565% fixed rate debt due 11/12/12[4]	28,500	25,080	26,220	7.64%	12 yr/25 yr
7.5975% fixed rate debt due 12/18/12[5]	32,054	28,644	29,781	7.60%	12 yr/30 yr
7.50% fixed rate debt due 8/10/13[6]	82,600	75,717	79,158	7.62%	12 yr/30 yr
6.77% fixed rate debt due 7/1/14[7]	20,400	20,400	—	5.51%	10.5 yr/30 yr
Triple Net Lease Mortgage Notes, Series 2002[8]	325,000	306,251	318,995	7.70%	[8]
Triple Net Lease Mortgage Notes, Series 2003-1[9]	228,000	223,469	—	5.86%	[9]
Total Mortgage Fixed Rate Debt		$ 804,648	$ 593,910	7.28%	
Variable rate debt due 9/29/11[10]	150,000	137,357	143,907	3.52%	12 yr/25 yr
Various variable rate debt[11]	134,610	128,504	80,049	4.25%	5 to 12 yr/15 to 30 yr
Short-term variable rate debt[12]	80,867	—	80,867	4.47%	[12]
Total Mortgage Variable Rate Debt		$ 265,861	$ 304,823	3.82%	
Total Mortgage Debt[13]		$1,070,509	$ 898,733	6.42%	
$100 million revolving secured facility[14]		49,326	65,096	4.33%	[14]
$60 million revolving unsecured facility[15]		—	46,000	4.30%	[15]
$100 million revolving secured construction facility[16]		25,683	—	4.41%	[16]
Total Credit Facilities		$ 75,009	$ 111,096	4.37%	
Total Debt Outstanding		**$1,145,518**	**$1,009,829**	**6.34%**	

* For the year ended December 31, 2003. Includes deferred loan fees amortized over the life of the loans.

(1) This loan was paid off on March 26, 2003 with the net proceeds from the issuance of the Triple Net Lease Mortgage Notes, Series 2003-1 as discussed in footnote (9) below.

(2) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $24.2 million. The loan is secured by mortgages on seven of our properties, which as of December 31, 2003 have an aggregate net book value of approximately $62.1 million. The Partnership has provided a guaranty of collection limited to approximately $8.9 million of this loan, contingent upon the lender first making written demand upon and proceeding against the borrower, including obtaining judgment and foreclosing upon all collateral. All amounts recovered from the borrower or collateral following a default reduce such guarantee.

(3) This loan requires quarterly payments of principal and interest with a final payment at maturity of approximately $72.4 million. The loan is secured by 13 of our properties, which as of December 31, 2003 have an aggregate net book value of approximately $134.2 million.

(4) This loan requires quarterly interest and level principal payments until maturity, at which time the loan requires a final payment totaling approximately $15.1 million. The loan is secured by 10 properties, which as of December 31, 2003 have an aggregate net book value of approximately $37.2 million. This loan bears interest equal to the A1/P1 Commercial Paper Rate plus 215 basis points. We have entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan.

(5) This loan requires quarterly interest and level principal payments until maturity, at which time the loan requires a final payment totaling approximately $18.4 million. The loan is secured by three properties, which as of December 31, 2003 have an aggregate net book value of approximately $31.1 million. This loan bears interest equal to the A1/P1 Commercial Paper Rate plus 215 basis points. We have entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan.

(6) This loan requires quarterly interest and level principal payments with a final payment at maturity of approximately $49.6 million. The loan is secured by nine of our properties, which as of December 31, 2003 have an aggregate net book value of approximately $99.0 million. This loan bears interest equal to the 30-day LIBOR rate plus 175 basis points. We have entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan.

(7) This loan requires quarterly interest and level principal payments with a final payment at maturity of approximately $13.4 million. The loan is secured by one of our properties, which as of December 31, 2003 has a net book value of approximately $25.4 million. This loan bears interest equal to the three-month LIBOR rate plus 225 basis points. We have entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan.

(8) During 2002, we issued $325 million in four classes of Triple Net Lease Mortgage Notes, Series 2002. The notes are collateralized by 94 properties, which as of December 31, 2003, have an aggregate net book value of approximately $419.6 million. CARS Loan Servicer L.L.C., one of our subsidiaries, is servicer of the notes on behalf of the noteholders. The following is a breakdown of the Triple Net Lease Mortgage Notes, Series 2002 by class:

Class	Original Principal Balance	Current Principal Balance	Maturity Date
A-1a	164,136	151,222	8/15/14
A-1b	9,064	9,064	7/15/15
A-2	75,900	70,065	7/15/15
A-3	75,900	75,900	6/15/22

Classes A-1a and A-1b are fully-amortizing in succession over their respective terms and Classes A-2 and A-3 are fully-amortizing in succession over 20 years. The Partnership has provided a guaranty of collection limited to approximately $35 million of this loan, contingent upon the trustee first making written demand upon and proceeding against the borrower, including obtaining judgment and foreclosing upon all collateral. All amounts recovered from the borrower or collateral following a default reduce such guarantee. In connection with the issuance of this debt, the Company guarantees certain customary, non-recourse, carveout indemnities. Additionally, in conjunction with the servicing of the debt, the Company guarantees CARS Loan Servicer, L.L.C.'s obligations to make certain principal, interest and property protection advances.

(9) On March 26, 2003, we issued $228 million in two classes of Triple Net Lease Mortgage Notes, Series 2003-1. CARS Loan Servicer L.L.C. is servicer of the notes on behalf of the noteholders. The notes are collateralized by 50 properties, which as of December 31, 2003, have an aggregate net book value of approximately $312.3 million. The following is a breakdown of the Triple Net Lease Mortgage Notes, Series 2003-1 by class:

Class	Original Principal Balance	Current Principal Balance	Maturity Date
A-1	109,000	104,469	9/25/15
A-2	119,000	119,000	3/25/19

The Class A-1 and Class A-2 notes have weighted average effective interest rates (including deferred fees amortized over the life of the notes) of approximately 5.4% and 6.3%, respectively. The notes amortize in succession over a 20-year amortization schedule with the Class A-1 notes fully-amortizing and the Class A-2 notes requiring a final payment at maturity of approximately $70.8 million. In connection with the issuance of this debt, the Company guarantees certain customary, non-recourse, carveout indemnities. Additionally, in conjunction with the servicing of the debt, the Company guarantees CARS Loan Servicer, L.L.C.'s obligations to make certain principal, interest and property protection advances.

(10) The loan bears interest equal to the 30-day LIBOR rate plus 227 basis points and requires monthly level payments of principal and interest with a final payment at maturity of approximately $101.2 million. The loan is secured by 56 of our properties, which as of December 31, 2003 have an aggregate net book value of approximately $199.6 million.

(11) These loans bear interest at variable rates ranging from 185 to 357 basis points above the A1/P1 Commercial Paper Rate, the 30-day LIBOR rate or the three-month LIBOR rate and have maturity dates ranging from October 2, 2008 to June 2, 2015. The terms of the various loans require either quarterly interest and level principal payments, monthly level payments of principal and interest, or interest-only payments until maturity, at which time the loans require final payments totaling approximately $103.7 million. Excluding $17.5 million of the variable rate debt, the loans are secured by 24 properties, which as of December 31, 2003 have an aggregate net book value of approximately $137.5 million. The remaining $17.5 million of the variable rate debt is secured by the same properties that secure the loan discussed in footnote (3). One of these loans, totaling $51.8 million as of December 31, 2003, is cross defaulted with the revolving credit facilities discussed in footnotes (14) and (16). Four of these loans totaling $40.1 million as of December 31, 2003 and issued by subsidiaries of the Company, contain acceleration clauses in the event of a material adverse change, which are at the lenders' discretion. Additionally, on three of the aforementioned loans, the Partnership has partially guaranteed the monetary obligations under the loans limited to approximately $9.1 million as of December 31, 2003.

(12) This short-term loan was paid off on March 26, 2003 with the net proceeds from the issuance of the Triple Net Lease Mortgage Notes, Series 2003-1 as discussed in footnote (9) above.

(13) Certain amounts of our mortgage debt are subject to prepayment penalties.

(14) Amounts borrowed under this facility bear interest at market rates determined at the time of each draw until such time as the Company and the lender set an interest rate for any future amounts borrowed under the facility. As of December 31, 2003, the borrowings under the facility bear interest equal to the 30-day LIBOR rate plus 295 to 310 basis points. Properties are eligible within the borrowing base for 150 days, unless extended by the Company and the lender. The facility has a one-year term, which matures on March 21, 2005, and is renewable annually.

(15) The facility provides for a three-year term with interest determined, at our option, at either the Prime rate less 50 basis points or the one-month, two-month or three-month LIBOR rate plus 200 basis points. Properties are eligible within the borrowing base for 12 months, unless extended by the Company and the lender. The facility matures on March 29, 2005.

(16) This construction credit facility provides for a one-year term. Amounts borrowed under this facility bear interest equal to a spread over LIBOR as determined at the time of each draw. As of December 31, 2003, the borrowings under the facility bear interest equal to the 30-day LIBOR rate plus 323 basis points. Properties are eligible within the borrowing base for 12 months, unless extended by the Company and the lender. The facility matures on June 22, 2004, and is renewable annually.

During the first quarter of 2004, we issued a mortgage note totaling $11.9 million payable to a worldwide financial services company. The loan is secured by an office building located in Bloomfield Hills, Michigan, and it has a ten year term, 25 year amortization period and requires monthly interest and principal payments that bear interest at a fixed rate of 5.84%.

For the quarter and year ended December 31, 2003, our interest coverage and debt service coverage ratios were 2.5 and 1.6, respectively. We consider the interest coverage and debt service coverage ratios meaningful financial performance measures of liquidity as they provide our investors with information pertaining to our ability to satisfy our debt service requirements. These measures are typically used by our lenders in assessing our compliance with certain debt covenants. These ratios are considered non-GAAP financial measures because they are calculated using Earnings Before Interest, Taxes, Depreciation and Amortization, commonly referred to as EBITDA. The ratios should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP.

The following is a calculation of our interest coverage ratio and our debt service coverage ratio for the three months and year ended December 31, 2003 (dollars in thousands). The calculation includes a reconciliation of EBITDA to its most directly comparable GAAP measure, net income.

	Three Months Ended December 31, 2003	Year Ended December 31, 2003
Interest Coverage Ratio:		
Net Income before minority interest	$17,230	$ 65,349
Interest expense	16,653	64,816
Depreciation and amortization	8,186	31,125
EBITDA	$42,069	$161,290
Interest Coverage Ratio (EBITDA divided by interest expense and preferred dividends)	2.5	2.5
Debt Service Coverage Ratio (DSCR):		
Interest expense	$16,653	$ 64,816
Preferred dividends	411	411
Principal amortization for the period	9,336	34,821
	$26,400	$100,048
DSCR (EBITDA divided by interest expense + principal amortization for the period + preferred dividends)	1.6	1.6

The more significant debt covenants related to our mortgage debt and credit facilities limit our debt to assets ratio and require us to comply with minimum debt service coverage and maximum debt to adjusted net worth ratios. Several of our loan agreements contain no financial covenants; however, there are negative covenants relating to customary items such as operation and maintenance of the properties securing the loans and limitations on issuing additional secured debt at those subsidiary levels. As of December 31, 2003, we were in compliance with all of the debt covenants related to our mortgage debt and credit facilities.

Interest Rate Swaps

To manage interest rate risk, during 2003, 2002, and 2001, we entered into four interest rate swap arrangements with third parties to fix the interest rate on the underlying variable rate debt, totaling approximately $158 million. These swaps were designed to mirror the underlying variable rate debt in terms of index, spread, reset, amortization, compounding and maturity. Due to the identical nature of the terms of the swap arrangements and the underlying terms of the debt, these swaps were documented as cash flow hedges and designated as highly effective at the inception of the swap arrangements. Therefore, in accordance with GAAP, the unrealized gain or loss upon measuring the swaps at their fair value is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets as long as the swaps remain highly effective. We assess whether our swaps remain highly effective at each reporting period date. To date our swaps remain highly effective. The fair value of the swaps is recorded as either a derivative instrument asset or a derivative instrument liability on our consolidated balance sheets. In addition, we are required to post collateral, generally in the amount of the swap valuations at any point in time, to protect the lenders in case of an early termination by us. The collateral posted by us, totaling approximately $12.8 million and $15.0 million as of December 31, 2003 and 2002, respectively, is included in other assets on our consolidated balance sheets. Total comprehensive income for the years ended December 31, 2003, 2002 and 2001 was $53.8 million, $29.7 million and $33.0 million, respectively.

The unrealized loss as of December 31, 2003 and December 31, 2002 was as follows (in thousands):

	December 31, 2003	December 31, 2002
Derivative instrument liability	$13,541	$16,274

Equity Offerings

On April 25, 2003, we sold 2,350,000 common shares in an underwritten public offering at an initial price to the public of $26.00 per share under our shelf registration statement filed with the SEC on March 2, 1999. In addition, on May 2, 2003, 352,500 common shares subject to the underwriters' over-allotment option were issued at an initial price to the public of $26.00 per share. Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $66.4 million. After the offering, $64.2 million remained available under the 1999 Shelf Registration Statement for the issuance of securities. The Company contributed the net proceeds of the offering to the Partnership in exchange for Units in the Partnership and used the net proceeds to fund acquisitions, repay borrowings under our short-term credit facilities and for general corporate purposes.

On June 25, 2003, we filed our shelf registration statement with the SEC, which we refer to as the 2003 Shelf Registration Statement, relating to the future offering of up to an aggregate of $500 million of common shares, preferred shares, depositary shares, debt securities and warrants exercisable for common or preferred shares. We believe the 2003 Shelf Registration Statement will provide us with more efficient and immediate access to capital markets when considered appropriate.

On December 11, 2003 we issued 3,950,000 7½% Series A Cumulative Redeemable Preferred Shares at $25.00 per share. The preferred shares were issued under our 2003 Shelf Registration Statement. The preferred shares pay quarterly dividends in arrears and are trading on the NASDAQ National Market under the symbol "CARSP." The shares are redeemable at our option on or after December 11, 2008. Net proceeds to us, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $95.4 million. After the offering, $401.3 million was available under the 2003 Shelf Registration Statement for the issuance of securities. We contributed the net proceeds of the offering to the Partnership in exchange for preferred Units in the Partnership and used the net proceeds to fund acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes.

On February 9, 2004, we sold 1,825,000 common shares in an underwritten public offering at an initial price to the public of $35.40 per share under our 2003 Shelf Registration Statement. Net proceeds to us, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $61.5 million. We also granted the underwriters an over-allotment option to purchase an additional 273,750 shares, which expires on March 6, 2004. After the offering, $336.6 million was available under the 2003 Shelf Registration Statement for the issuance of securities. We contributed the net proceeds of the offering to the Partnership in exchange for Units in the Partnership and used the net proceeds to fund acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes.

Liquidity Requirements

Short-term liquidity requirements consist primarily of normal recurring operating expenses and capital expenditures, debt service requirements (including debt service relating to additional and replacement debt), collateral calls on interest rate swaps, distributions to common and preferred shareholders, distributions to minority partners and amounts required for additional property acquisitions, facility improvement and expansion fundings and construction financings. We expect to meet these requirements (other than amounts required for additional property acquisitions, facility improvement and expansion fundings and construction financings) through cash provided from operations and our existing revolving credit facilities. We anticipate that any additional acquisitions of properties, facility improvement and expansion fundings and construction financings during the next 12 months will be funded with amounts available under our existing commitments for long-term financing, future long-term secured and unsecured debt and the issuance of common or preferred equity or Units, each of which may be initially funded with our existing revolving credit facilities. Acquisitions of properties, facility improvement and expansion fundings and construction financings will be made subject to our investment objectives and policies with the intention of maximizing both current and long-term growth and income.

Included in our short-term liquidity requirements is the repayment of approximately $75.0 million of borrowings outstanding on our revolving credit facilities as of December 31, 2003. Properties are eligible within the borrowing base for 150 days to twelve months, unless extended by the Company and the lender, and therefore we are generally required to repay these borrowings within twelve months. We paid down substantially all of the amounts outstanding as of December 31, 2003 with the net proceeds of our follow-on common share offering on February 9, 2004, the issuance of long-term debt and cash on hand.

As of December 31, 2003, long-term liquidity requirements consisted primarily of obligations under our long-term debt and dividends paid to our preferred shareholders. We anticipate that long-term liquidity requirements will also include amounts required for acquisitions of properties, facility improvement and expansion fundings and construction financings. We expect to meet long-term liquidity requirements through long-term secured and unsecured borrowings and other debt and equity financing alternatives. The availability and terms of any such financing will depend upon market and other conditions.

The following table summarizes certain of our material contractual cash obligations associated with operating, investing and financing activities as of December 31, 2003 (in thousands):

	Payments Due by Period				
	Total	Less Than 1 year	1–3 Years	3–5 Years	More Than 5 Years
Mortgage debt principal amortization	$ 601,546	$ 35,901	$78,463	$ 87,296	$399,886
Mortgage debt maturities	468,963	—	—	49,331	419,632
Borrowings under credit facilities[1]	75,009	75,009	—	—	—
Operating leases[2]	2,856	430	797	827	802
Capital leases	—	—	—	—	—
Total	$1,148,374	$111,340	$79,260	$137,454	$820,320

(1) The facilities with borrowings outstanding as of December 31, 2003 have one-year terms, which mature on June 22, 2004 and March 21, 2005 and are renewable annually. Properties are eligible within the borrowing base for 150 days to twelve months, unless extended by the Company and the lender.

(2) Included in the 2004 minimum lease payments is approximately $38,000 relating to payments for our former office space, which expires in February 2004.

Additionally, our preferred shares pay quarterly dividends in arrears at a yearly rate of $1.875 per share, totaling approximately $7.4 million in preferred share dividends to be paid by us on an annual basis. The preferred shares are redeemable for cash, at $25.00 per share plus any accrued and unpaid dividends, at our option on or after December 11, 2008. The preferred shares have no stated maturity.

We also currently have contractual commitments for future facility improvements and construction financings with several large tenants on properties we currently own. Improvements include costs incurred on facilities during which the tenant's business continues to operate without interruption. Construction financings include advances for the construction of new facilities for which operations have not commenced or fundings for major improvements to existing facilities that cause operations to cease during the construction period. As of December 31, 2003, these commitments totaled approximately $80 million. Subsequent to December 31, 2003, we have committed to fund additional construction and improvement financings. These projects are expected to be completed during the next two years.

Commitments for Long-Term Financing

During the second quarter of 2003, we signed a commitment for $40 million of secured mortgage financing from a worldwide financial services company. The commitment can be drawn down in multiple fundings under one or more debt instruments, and each funding is subject to customary conditions and the lender's satisfaction with the loan documentation. The commitment provides financing for up to five years at a spread over LIBOR. As of December 31, 2003, we had issued $22.1 million of secured mortgage financing under this commitment leaving $17.9 million available for future borrowings.

Dividend Reinvestment and Share Purchase Plan

During April 2000, we implemented a DRIP Plan, which was subsequently amended in March 2001. Under the DRIP, current shareholders and Unitholders are permitted to elect to reinvest all, a portion or none of their cash dividends or distributions to purchase common shares. The DRIP also allows both new investors and existing shareholders and Unitholders to make optional cash payments to purchase common shares.

The DRIP permits current shareholders, Unitholders and new investors to invest a minimum of $500 up to a maximum of $10,000 in common shares per month. The DRIP also allows us to raise additional capital by waiving the limitations on the $10,000 maximum per month, as more fully described in the Prospectus relating to the DRIP. Shares purchased under the DRIP through reinvestment of dividends are purchased at a discount (currently 3%) to the market price. Shares purchased under the DRIP through optional cash payments of $10,000 or less are purchased at market price.

Common shares may be purchased directly from us or in open market or privately negotiated transactions, as we determine from time to time, to fulfill the requirements for the DRIP. We issued approximately 171,000, 23,000 and 508,000 common shares under the DRIP, totaling approximately $4.4 million, $526,000 and $7.4 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

Purchase of Warrants Outstanding to Purchase Common Shares

During the fourth quarter of 2001, we completed the purchase of outstanding warrants to purchase approximately 2.8 million common shares for $3.90 per warrant. The aggregate purchase price for the warrants was approximately $10.8 million, of which $4.7 million was paid in 2001 and the remaining $6.1 million was paid in 2002, and was funded with debt and cash on hand. During the first quarter of 2002, we completed the purchase of outstanding warrants to purchase 50,000 common shares for $5.85 per warrant, which was funded with cash on hand. The purchase price for all the warrants was based on the time remaining prior to exercise and the intrinsic value (meaning the difference between the fair market value of the common shares and the exercise price of the warrants) of the outstanding warrants at the time of the offer to purchase. The exercise price per share for the common shares underlying the warrants was $15.00 and substantially all warrants were to expire in February 2003. The purchase of the warrants was considered a retirement of an equity instrument for GAAP purposes and therefore recorded as a charge to shareholders' equity. In addition, a total of 30,000, 25,000 and 279,446 warrants to purchase common shares were exercised at $15.00 per share during 2003, 2002 and 2001, respectively. As of December 31, 2003, there were no warrants outstanding.

Common Share Repurchase Program

During 1998, we announced that our Board of Trustees had authorized the repurchase of up to 6.0 million common shares. Purchases have been and will be made from time to time in open market transactions at prevailing prices or in negotiated private transactions at the discretion of management. During 2003 and 2002, there were no repurchases of common shares. During 2001, we repurchased 10,000 common shares at an average price of $14.19 per common share. From the inception of the common share repurchase program through December 31, 2003, a total of 4,094,700 common shares have been repurchased at an average price of $10.62 per common share. In conjunction with the common share repurchases, the Partnership redeemed an equivalent number of Units from the Company for equivalent purchase prices.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FUNDS FROM OPERATIONS (FFO)

The National Association of Real Estate Investment Trusts (NAREIT) developed FFO as a relative non-GAAP financial measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined under the revised definition adopted in April 2002 by NAREIT and as presented by us, is net income, computed in accordance with GAAP, plus depreciation and amortization of assets unique to the real estate industry, plus minority interest related to income from continuing operations and income from discontinued operations, and excluding gains from the sales of property, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions.

We consider FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time, which is contrary to what we believe occurs with our assets, and because industry analysts have accepted it as a performance measure. Comparison of our presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

The following table reconciles FFO and FFO per share for each of the five years in the period ended December 31, 2003 to their most directly comparable GAAP measure, net income available to common shareholders and net income per share (in thousands, except per share data):

	2003	2002	2001	2000	1999
Net income available to common shareholders	**$51,225**	$43,829	$31,377	$25,812	$21,731
Real estate depreciation and amortization	**31,050**	26,344	21,477	17,626	15,246
Minority interest related to income from continuing operations and income from discontinued operations	**13,696**	13,476	10,995	10,328	7,473
Gain on sale of real estate assets	**(58)**	(222)	(218)	(311)	(245)
FFO	**$95,913**	$83,427	$63,631	$53,455	$44,205
Weighted average number of common shares used to compute basic net income per share	**30,878**	27,473	23,432	20,911	21,607
Weighted average number of common shares used to compute fully diluted net income per share	**31,717**	28,589	24,450	21,113	21,629
Weighted average number of common shares and units used to compute basic FFO per share	**39,142**	35,980	31,708	29,274	28,774
Weighted average number of common shares and units used to compute fully diluted FFO per share	**39,981**	37,096	32,726	29,476	28,796
Basic net income per share	**$ 1.66**	$ 1.60	$ 1.34	$ 1.23	$ 1.01
Diluted net income per share	**$ 1.62**	$ 1.55	$ 1.30	$ 1.22	$ 1.01
Basic FFO per share	**$ 2.45**	$ 2.32	$ 2.01	$ 1.83	$ 1.54
Diluted FFO per share	**$ 2.40**	$ 2.25	$ 1.94	$ 1.81	$ 1.54

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. Interest rate fluctuations are monitored by our management as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. In general, our policy of substantially match-funding at least 70% of our total outstanding debt with leases reduces our exposure to interest rate fluctuations. As of December 31, 2003, approximately 86% of our debt outstanding was substantially match-funded debt. We have used and may continue to use interest rate swap arrangements to manage interest rate risk and to match-fund our long-term debt with our long-term leases. We do not enter into interest rate swap arrangements for trading purposes.

During the year ended December 31, 2003, our fixed rate debt increased from $593.9 million as of December 31, 2002 to $804.6 million as of December 31, 2003. Interest rate fluctuations may affect the fair value of our fixed rate debt instruments. If interest rates on our fixed rate debt instruments at December 31, 2003 had been one percentage point higher or lower, the fair value of those debt instruments on that date would have decreased or increased, respectively, by approximately $52.5 million.

As of December 31, 2003, approximately $425 million, or 23% of our total real estate portfolio, was leased to tenants utilizing our variable rate lease program, as compared to $418 million as of December 31, 2002. Under these leases, base rent which is generally based upon a spread over LIBOR, changes monthly. The vast majority of our variable rate lease agreements contain minimum lease rates, generally between 8% and 9%, and fixed rate conversion features generally with minimum rates of 10.0% to 10.25%, and none of these leases contains a maximum rate. The execution of these variable rate leases has enabled us to utilize variable rate debt (totaling $341 million as of December 31, 2003, as compared to $416 million as of December 31, 2002) in order to maintain our investment spread. The investment spreads on our variable rate lease portfolio will change under certain interest rate conditions. Our strategy of including minimum lease rates in our variable rate leases allows us to realize additional investment spread during the current low short-term interest rate environment. During the past year, as LIBOR has decreased, the interest expense on our variable rate debt has also decreased. However, the revenue generated from the vast majority of our variable rate leases has remained constant during this same time period because the minimum lease rates were in effect at these LIBOR levels. Because many of our leases are subject to minimum lease rates, as LIBOR rises, our investment spreads will contract from current levels until the one-month LIBOR reaches 3.0% to 3.5%. At that time, our variable lease rates and variable debt rates will rise equally with LIBOR.

If interest rates on our variable rate debt instruments outstanding at December 31, 2003 had been 1% higher or lower, our annual interest expense relating to those debt instruments would have increased or decreased, respectively, by approximately $3.4 million, based on balances at December 31, 2003. This impact on net income as a result of an increase or decrease in interest rates by 1% is partially reduced by the structure of our variable rate leases as noted above. Because of the minimum lease rates built into the majority of our leases, if the underlying index on our variable rate lease agreements outstanding at December 31, 2003 had been 1% higher or lower, our annual rental revenue relating to those lease agreements would have increased by approximately $438,000 or decreased by approximately $381,000, respectively. Assuming the underlying index increased to a level where none of our minimum lease rates were triggered, a 1% increase or decrease in the underlying index would increase or decrease our rental revenue by approximately $3.4 million to $4.3 million because of certain investment spread variations at various LIBOR levels.

MARKET INFORMATION AND DISTRIBUTIONS

Our common shares have traded on the Nasdaq National Market under the symbol "CARS" since February 13, 1998 (the date of our initial public offering). Listed below are the high and low sales prices of our common shares as reported on the Nasdaq National Market and the distributions declared for each of the periods indicated.

	Price per Share		Dividends Declared
	High	Low	per Share
2003			
Fourth quarter	**$33.0000**	**$30.1600**	**$0.4165**
Third quarter	**30.8700**	**27.4300**	**0.4140**
Second quarter	**28.9600**	**24.9500**	**0.4110**
First quarter	**25.3500**	**22.5000**	**0.4085**
2002			
Fourth quarter	$25.3500	$22.3700	$0.4065
Third quarter	25.7100	17.6000	0.4020
Second quarter	25.0000	21.6900	0.3980
First quarter	23.4500	19.3500	0.3935
2001			
Fourth quarter	$20.7400	$17.6300	$0.3890
Third quarter	18.5500	16.4600	0.3880
Second quarter	18.9500	15.3600	0.3870
First quarter	16.1875	12.8750	0.3860

On February 27, 2004, there were 384 holders of record of our common shares and approximately 22,000 beneficial shareholders because certain common shares are held of record by depositories, brokers and other nominees.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When we refer to forward-looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plans," "intends," "expects," "believes," "estimates," "anticipates" and "continues." In particular, the risk factors included in our Annual Report describe forward-looking information. The risk factors are not all inclusive, particularly with respect to possible future events. Other parts of this Annual Report may also describe forward-looking information. Many things can happen that can cause our actual results to be very different than those described. These factors include, but are not limited to:

- risks that our tenants will not pay rent;
- risks related to our reliance on a small number of tenants for a significant portion of our revenue;
- risks of financing, such as increases in interest rates, our ability to meet existing financial covenants and to consummate planned and additional financings on terms that are acceptable to us;
- risks that our growth will be limited if we cannot obtain additional capital;
- risks that planned and additional acquisitions may not be consummated;
- risks related to the automotive industry, such as the ability of our tenants to compete effectively in the automotive retail industry and the ability of our tenants to perform their lease obligations as a result of changes in any manufacturer's production, supply, vehicle financing, incentives, warranty programs, marketing or other practices or changes in the economy generally;
- risks generally incident to the ownership of real property, including adverse changes in economic conditions, changes in the investment climate for real estate, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies and the relative illiquidity of real estate;
- environmental and other risks associated with the acquisition and leasing of automotive properties; and
- risks related to our status as a REIT for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT.

Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements. You should carefully review the risks and the risk factors from our Form 8-K/A filed on March 12, 2004, as well as the other information in this Annual Report or referred to in this Annual Report, before investing in us.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)	As of December 31, 2003	2002
ASSETS		
Real estate:		
Land	$ 732,693	$ 632,868
Buildings and improvements	1,142,117	941,285
Accumulated depreciation	(116,247)	(85,523)
	1,758,563	1,488,630
Cash and cash equivalents	13,352	7,442
Other assets, net	89,670	46,398
Total Assets	$1,861,585	$1,542,470
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage debt	$1,070,509	$ 898,733
Borrowings under credit facilities	75,009	111,096
Accounts payable and accrued expenses	26,773	29,022
Security deposits payable	7,568	6,948
Total Liabilities	1,179,859	1,045,799
Minority interest	112,452	116,048
Shareholders' Equity:		
Preferred shares, par value $.01 per share; 20 million shares authorized, 3,950,000 shares issued and outstanding as of December 31, 2003 and no shares issued or outstanding as of December 31, 2002	40	—
Common shares, par value $.01 per share; 100 million shares authorized, 33,032,901 shares issued and outstanding as of December 31, 2003 and 28,321,396 shares issued and outstanding as of December 31, 2002	330	283
Additional paid-in capital	600,278	413,688
Deferred compensation	(2,098)	(1,550)
Accumulated other comprehensive loss	(13,541)	(16,274)
Distributions in excess of accumulated earnings	(15,735)	(15,524)
Total Shareholders' Equity	569,274	380,623
Total Liabilities and Shareholders' Equity	$1,861,585	$1,542,470

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
(In Thousands, Except per Share Data)	2003	2002	2001
Revenue:			
Rental	$169,757	$141,435	$116,807
Interest and other	1,223	803	479
Total revenue	170,980	142,238	117,286
Expenses:			
Depreciation and amortization	31,122	26,297	21,360
General and administrative	9,991	8,475	7,114
Interest	64,813	50,652	46,750
Total expenses	105,926	85,424	75,224
Income from continuing operations before minority interest	65,054	56,814	42,062
Minority interest	(13,647)	(13,412)	(10,914)
Income from continuing operations	51,407	43,402	31,148
Income from discontinued operations	171	205	229
Gain on sale of real estate	58	222	—
Total discontinued operations	229	427	229
Net income	51,636	43,829	31,377
Preferred share dividends	(411)	—	—
Net income available to common shareholders	$ 51,225	$ 43,829	$ 31,377
Shares of common stock outstanding used to compute basic earnings per share	30,878	27,473	23,432
Basic earnings per share:			
Income from continuing operations	$ 1.65	$ 1.58	$ 1.33
Net income	$ 1.66	$ 1.60	$ 1.34
Shares of common stock outstanding used to compute diluted earnings per share	31,717	28,589	24,450
Diluted earnings per share:			
Income from continuing operations	$ 1.62	$ 1.53	$ 1.29
Net income	$ 1.62	$ 1.55	$ 1.30
Dividends declared per share	$ 1.64	$ 1.5825	$ 1.161

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

(In Thousands, Except Share Data)	Preferred Shares	Common Shares	Preferred Shares Par Value	Common Shares Par Value	Additional Paid-in Capital	Distributions in Excess of Accumulated Earnings	Deferred Compen-sation	Accumulated Other Comprehensive Income (Loss)	Total	Other Compre-hensive Income
Balance at December 31, 2000	—	21,334,260	—	$213	$309,000	$(17,894)	$(1,286)	$ —	$290,033	
Reallocation of minority interest ownership in Partnership	—	—	—	—	381	—	—	—	381	—
Proceeds from follow-on offering, net of costs	—	3,852,500	—	39	61,221	—	—	—	61,260	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	—	508,237	—	5	7,327	—	—	—	7,332	—
Issuance of restricted shares, net of forfeitures	—	76,219	—	1	1,111	—	(1,112)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	889	—	889	—
Exercise of common stock options and warrants	—	417,942	—	4	6,105	—	—	—	6,109	—
Redemption of units of limited partnership interest in the Partnership to common shares	—	474,269	—	5	6,104	—	—	—	6,109	—
Purchase of outstanding warrants to purchase common shares	—	—	—	—	(10,754)	—	—	—	(10,754)	—
Accrued compensation	—	—	—	—	76	—	—	—	76	—
Repurchase of common shares	—	(10,000)	—	—	(142)	—	—	—	(142)	—
Change in valuation of interest rate swap	—	—	—	—	—	—	—	2,249	2,249	2,249
Change in valuation of interest rate swap attributable to minority interest	—	—	—	—	—	—	—	—	—	(587)
Common share dividends	—	—	—	—	—	(28,898)	—	—	(28,898)	—
Net income	—	—	—	—	—	31,377	—	—	31,377	31,377
Balance at December 31, 2001	—	26,653,427	—	$267	$380,429	$(15,415)	$(1,509)	$ 2,249	$366,021	$ 33,039
Reallocation of minority interest ownership in Partnership	—	—	—	—	9,319	—	—	—	9,319	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	—	22,717	—	—	519	—	—	—	519	—
Issuance of restricted shares, net of forfeitures	—	53,045	—	—	1,070	—	(1,070)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	1,029	—	1,029	—
Exercise of common stock options and warrants	—	1,283,075	—	13	17,903	—	—	—	17,916	—
Redemption of units of limited partnership interest in the Partnership to common shares	—	309,132	—	3	4,606	—	—	—	4,609	—
Purchase of outstanding warrants to purchase common shares	—	—	—	—	(293)	—	—	—	(293)	—
Accrued compensation	—	—	—	—	135	—	—	—	135	—
Change in valuation of interest rate swap	—	—	—	—	—	—	—	(18,523)	(18,523)	(18,523)
Change in valuation of interest rate swap attributable to minority interest	—	—	—	—	—	—	—	—	—	4,379
Common share dividends	—	—	—	—	—	(43,938)	—	—	(43,938)	—
Net income	—	—	—	—	—	43,829	—	—	43,829	43,829
Balance at December 31, 2002	—	28,321,396	—	$283	$413,688	$(15,524)	$(1,550)	$(16,274)	$380,623	$ 29,685

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(In Thousands, Except Share Data)	Preferred Shares	Common Shares	Preferred Shares Par Value	Common Shares Par Value	Additional Paid-in Capital	Distributions in Excess of Accumulated Earnings	Deferred Compen-sation	Accumulated Other Comprehensive Income (Loss)	Total	Other Compre-hensive Income
Reallocation of minority interest ownership in Partnership	—	—	—	—	(6,299)	—	—	—	(6,299)	—
Proceeds from issuance of preferred shares, net of costs	3,950,000	—	40	—	95,397	—	—	—	95,437	—
Proceeds from follow-on offering, net of costs	—	2,702,500	—	27	66,401	—	—	—	66,428	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	—	171,113	—	2	4,419	—	—	—	4,421	—
Issuance of restricted shares, net of forfeitures	—	58,301	—	1	1,418	—	(1,419)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	871	—	871	—
Issuance of phantom shares, net of forfeitures	—	12,460	—	—	103	—	—	—	103	—
Exercise of common stock options and warrants	—	1,057,574	—	10	14,909	—	—	—	14,919	—
Redemption of units of limited partnership interest in the Partnership to common shares	—	709,557	—	7	10,081	—	—	—	10,088	—
Accrued compensation	—	—	—	—	161	—	—	—	161	—
Change in valuation of interest rate swap	—	—	—	—	—	—	—	2,733	2,733	2,733
Change in valuation of interest rate swap attributable to minority interest	—	—	—	—	—	—	—	—	—	(576)
Preferred share dividends	—	—	—	—	—	(411)	—	—	(411)	—
Common share dividends	—	—	—	—	—	(51,436)	—	—	(51,436)	—
Net income	—	—	—	—	—	51,636	—	—	51,636	51,636
Balance At December 31, 2003	**3,950,000**	**33,032,901**	**$40**	**$330**	**$600,278**	**$(15,735)**	**$(2,098)**	**$(13,541)**	**$569,274**	**$53,793**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)	Years Ended December 31, 2003	2002	2001
Cash Flows from Operating Activities:			
Net income	$ 51,636	$ 43,829	$ 31,377
Adjustments to reconcile net income to net cash provided by operating activities:			
Significant modification of debt	—	—	702
Gain on disposition of real estate net of minority interest	(58)	(222)	(218)
Stock compensation expense	1,032	1,164	965
Depreciation and amortization	33,674	28,027	22,824
Income from continuing operations applicable to minority interest	13,647	13,412	10,914
Income from discontinued operations applicable to minority interest	49	64	81
Changes in assets and liabilities:			
Increase in other assets	(4,133)	(7,702)	(3,332)
Increase (decrease) in accounts payable and accrued expenses	267	4,100	(4,336)
Increase (decrease) in security deposits payable	620	(21)	1,114
Net cash provided by operating activities	96,734	82,651	60,091
Cash Flows from Investing Activities:			
Purchase of furniture and equipment, net of disposals	(49)	(90)	(47)
Real estate investments	(333,471)	(334,655)	(199,286)
Real estate dispositions	1,928	7,524	8,675
Net cash used in investing activities	(331,592)	(327,221)	(190,658)
Cash Flows from Financing Activities:			
Proceeds from borrowings under credit facilities	201,000	297,514	192,338
Proceeds from mortgage debt	299,460	286,252	83,261
Repayment of borrowings under credit facilities	(237,087)	(249,926)	(143,030)
Repayment of mortgage debt	(91,638)	—	—
Mortgage principal payments	(36,046)	(25,175)	(17,124)
Payments for debt issuance costs	(7,019)	(7,548)	(242)
Increase in restricted cash	(4,056)	(13,331)	(535)
Payment of common share dividends	(47,255)	(43,755)	(36,854)
Distributions to minority partners	(13,516)	(13,303)	(12,807)
Proceeds from issuance of preferred shares, net of costs	95,437	—	—
Proceeds from follow-on offering, net of costs	66,428	—	61,260
Proceeds from issuance of other common shares, net of costs	15,060	18,275	13,359
Repurchase of common shares	—	—	(142)
Payment for the purchase of outstanding warrants to purchase common shares	—	(6,328)	(4,719)
Redemption of units of limited partnership interest in the Partnership	—	(153)	(1,006)
Net cash provided by financing activities	240,768	242,522	133,759
Net Increase (Decrease) in Cash and Cash Equivalents	5,910	(2,048)	3,192
Cash and Cash Equivalents at Beginning of Period	7,442	9,490	6,298
Cash and Cash Equivalents at End of Period	$ 13,352	$ 7,442	$ 9,490
Supplemental Data:			
Real estate acquisitions in exchange for equity issuance	$ —	$ 19,000	$ 1,212
Interest paid during the period	$ 64,529	$ 46,606	$ 51,179
Dividends and distributions reinvested to purchase common shares	$ 4,201	$ 184	$ 200

See accompanying Notes to Consolidated Financial Statements.

1. ORGANIZATION

Capital Automotive REIT, which we refer to as the Company, is a Maryland real estate investment trust formed in October 1997. We own interests in real estate and conduct our operations, directly or indirectly, through Capital Automotive L.P., which we refer to as the Partnership, and its subsidiaries. We are the sole general partner of the Partnership and, as of December 31, 2003, owned approximately 80.7% of the common units of limited partnership interest in the Partnership, which we refer to as Units, as well as 100% of the Series A preferred units of limited partnership interest in the Partnership. References to "we," "us" and "our" refer to the Company or, if the context requires, the Partnership and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries.

Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We use (i) the term dealerships to refer to these types of businesses that are operated on our properties and (ii) the term dealer group, tenant or operators of dealerships to refer to the persons and companies that lease our properties. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion funding, construction financing and takeout commitments in certain circumstances.

As of December 31, 2003, we had invested more than $1.9 billion in 331 properties located in 30 states (Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Idaho, Illinois, Indiana, Louisiana, Maryland, Michigan, Mississippi, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah and Virginia), consisting of approximately 2,323 acres of land and containing approximately 13.6 million square feet of buildings and improvements. Our tenants operate 445 motor vehicle franchises on our properties, representing 43 brands of motor vehicles, which include all of the top selling brands in the U.S. The initial lease terms generally range from 10 to 20 years (with a weighted average initial lease term for leases entered into during the year ended December 31, 2003 of 17.0 years), with our entire portfolio having a weighted average initial lease term of approximately 14.7 years. As of December 31, 2003, our portfolio had a weighted average remaining lease term of approximately 11.6 years. The leases typically have options to renew upon generally the same terms and conditions for one or more additional periods of five to 10 years each, exercisable at the option of the tenants (with renewal options typically ranging from a total of five to 40 years).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States, commonly referred to as GAAP, and include the accounts of the Company, its wholly-owned subsidiaries, and other entities where the Company has a majority ownership, all of which it controls. The equity interests of other limited partners are reflected as minority interest. All significant intercompany transactions and balances have been eliminated in consolidation.

Real Estate and Depreciation

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, and in-place leases as appropriate, in accordance with Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 141, "Business Combinations." The purchase price is allocated based on the fair value of each component at the time of acquisition. The fair value of the buildings and improvements are recorded at the cost of our acquisition which we believe approximates their replacement costs. We generally do not acquire real estate assets that have in-place leases. We typically execute our leases simultaneously with the purchase of the real estate, and because of this, no value has been ascribed to any in-place leases because we do not believe any exist. Therefore, we have not recorded any lease intangible assets or liabilities on our consolidated balance sheets as of December 31, 2003.

Depreciation is computed using the straight-line method over an estimated useful life of 20 to 45 years for the buildings and improvements. Real estate depreciation expense was approximately $30.9 million, $26.2 million, and $21.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

We periodically assess our real estate assets for possible permanent impairment when certain events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Management considers current market conditions and tenant credit analysis in determining whether the recoverability of the carrying amount of an asset should be assessed. When an assessment is warranted, management determines if it is probable that the sum of the expected undiscounted future cash flows is less than the carrying amount of the property being assessed. If the undiscounted future cash flows are less than the carrying amount, then an impairment loss would be recognized equal to the amount of the difference between the fair value of the property and its carrying amount. The Company has not recognized an impairment loss in 2003, 2002 or 2001 on any of its real estate.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, ranging from three to five years. Total depreciation expense related to our furniture, fixtures and equipment was approximately $75,000, $76,000 and $64,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Improvement Fundings and Construction Financing

We may fund improvements made by our tenants on our existing properties. Improvements include costs incurred on facilities during which the tenant's business continues to operate without interruption. Improvement fundings are recorded as buildings and improvements on our consolidated balance sheets and the amounts charged to the tenant during the project are recorded as rental revenue. Once the project is completed, the remaining useful life of the buildings and improvements is determined and depreciation expense is adjusted accordingly on a prospective basis.

We may provide construction financing to our tenants in certain circumstances in which we own the underlying land that is leased to the tenant. Construction financing includes fundings for the construction of new facilities for which operations have not commenced or fundings for major improvements to existing facilities that cause operations to cease during the construction period. Fundings are recorded as construction advances during the period of construction and the amounts charged to our tenant during that time are recorded as interest income. After completion of the project, the construction advances are paid down simultaneously with our purchase of the buildings and improvements. The buildings and improvements are acquired at fair market value and recorded as real estate on our consolidated financial statements. Construction advances are included in other assets and totaled approximately $5.0 million as of December 31, 2003. There were no construction advances related to construction financings as of December 31, 2002.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments purchased with original maturities of three months or less.

Restricted Cash

Restricted cash consists primarily of cash reserved to fund debt service payments, funds invested in cash collateral accounts and funds held in escrow accounts related to the substitution of properties within an existing debt agreement. The purpose of the cash collateral accounts is to hold funds, generally in the amount of the interest rate swap valuations at any point in time, to protect lenders in case of an early termination of the existing swaps by us. The cash collateral accounts are controlled by the lenders, however, we earn interest on the funds held. The purpose of the escrow accounts related to substitutions is to provide temporary collateral in conjunction with property substitutions when the release of a mortgaged property occurs prior to the lender's acceptance of a replacement property. The amount represents an agreed upon amount of cash held in escrow until such property substitution is completed, at which time the cash is returned to us. Restricted cash is included in other assets and totaled approximately $20.2 million and $16.1 million as of December 31, 2003 and 2002, respectively.

Deferred Loan Costs

Certain costs incurred in connection with our revolving credit facilities and issuing mortgage debt are capitalized and generally amortized over the terms of the respective revolving credit facility or mortgage debt using the effective interest method or on a straight-line basis, which approximates the effective interest method. Deferred loan costs include lender fees and other third party costs. These costs, net of accumulated amortization, are included in other assets and total approximately $18.1 million and $13.4 million as of December 31, 2003 and 2002, respectively. Loan cost amortization expense was approximately $2.5 million, $1.6 million and $1.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Capitalized Leasing Costs

Certain direct costs initially incurred by us in negotiating and consummating a successful lease are capitalized and generally amortized over the initial base term of the lease. Capitalized leasing costs include employee compensation and payroll-related fringe benefits directly related to time spent performing successful leasing-related activities. These activities include evaluating the financial condition of prospective clients, evaluating and recording guarantees, collateral and other security arrangements, negotiating lease terms, preparing lease documents and closing the transaction. These costs, net of accumulated amortization, are included in other assets and total approximately $1.4 million and $1.2 million as of December 31, 2003 and 2002, respectively. Leasing cost amortization expense was approximately $174,000, $147,000 and $114,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Income Taxes

We believe we are qualified and will continue to qualify as a real estate investment trust, commonly referred to as a REIT, under the provisions of the Internal Revenue Code of 1986, as amended. As a REIT, we are required to distribute at least 90% of our taxable income to our shareholders and comply with certain other requirements. We generally will not be subject to federal income tax on taxable income that we distribute to our shareholders. We distributed over 100% of our taxable income for each of the years in the three years ended December 31, 2003 and accordingly, no provision has been made for income taxes. The Company is subject to certain state and local income and franchise taxes.

Earnings and profits, which will determine the taxability of our distributions to shareholders, and taxable income will differ from that reported for financial reporting purposes. The following reconciles net income available to common shareholders to taxable income for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003 Estimate	2002 Actual	2001 Actual
Net income available to common shareholders	**$ 51,225**	$ 43,829	$ 31,377
Straight-line revenue timing difference	**(3,862)**	(3,882)	(2,538)
Depreciation timing differences on real estate	**(1,552)**	(1,136)	(944)
Tax stock option compensation expense in excess of GAAP	**(11,510)**	(8,264)	(460)
Other adjustments	**(300)**	2,058	2,593
Taxable income	**$ 34,001**	$ 32,605	$ 30,028

Rental Revenue Recognition

We lease our real estate pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. Our leases are recorded as operating leases under SFAS No. 13, "Accounting for Leases," for financial reporting purposes. As such, the leased assets remain on our balance sheet and we depreciate them based on their estimated useful lives. Rental income attributable to the leases is recorded monthly when due from tenants. Rental income attributable to the majority of our leases is fixed by the lease agreement. However, under our variable rate lease program, monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. As of December 31, 2003, approximately $425 million of our real estate portfolio, or 23%, was subject to variable rate leases. This compares to $418 million of our real estate portfolio, or 27%, that was subject to variable rate leases as of December 31, 2002. The vast majority of our variable rate lease agreements contain minimum lease rates, generally between 8% and 9%, and fixed rate conversion features generally with minimum rates of 10.0% to 10.25%, and none of these leases contains a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the consumer price index, commonly referred to as the CPI. In addition, our leases are generally subject to certain fixed minimum and/or maximum rent escalators during the initial lease term and extension periods. Our leases typically reset to market during certain renewal periods. The fixed minimum rent escalations are straight-lined into rental income over the initial lease term. Any rent adjustments above the fixed minimum escalations are recorded as revenue in the period they are due from the tenants. Straight-lined rents are included in other assets and totaled approximately $16.7 million and $11.8 million as of December 31, 2003 and 2002, respectively. Straight-lined rental revenue was approximately $4.9 million, $5.1 million and $3.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Derivative Instruments

To manage interest rate risk, we have entered into interest rate swap arrangements with third parties to fix the interest rate on the underlying variable rate debt. The swaps were documented as cash flow hedges and were designated as highly effective at the inception of the swap agreements. We continue to evaluate the highly effective nature of those hedges and believe our hedges continue to be highly effective. Therefore, in accordance with GAAP, the unrealized gain or loss upon measuring the swaps at their fair value is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swaps is recorded as either a derivative instrument asset or a derivative instrument liability on our consolidated balance sheets.

Share-Based Compensation

At December 31, 2003, the Company has a share-based compensation plan, which is described more fully in the Share-Based Compensation footnote herein. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. All options granted under this plan had exercise prices equal to or greater than the market value of the underlying common stock on the date of grant. Therefore, no compensation expense is reflected in net income for stock option-based awards.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting For Stock-Based Compensation—Transition and Disclosure," to share-based compensation (in thousands, except per share data):

	For the Years Ended December 31,		
	2003	2002	2001
Net income available to common shareholders, as reported	**$51,225**	$43,829	$31,377
Add: Share-based compensation expense included in reported net income, net of minority interest	**816**	889	715
Deduct: Total share-based compensation expense determined under the fair value-based method for all awards, net of minority interest	**(970)**	(1,352)	(1,747)
Pro forma net income	**$51,071**	$43,366	$30,345
Basic earnings per share:			
As reported	**$ 1.66**	$ 1.60	$ 1.34
Pro forma	**$ 1.65**	$ 1.58	$ 1.30
Diluted earnings per share:			
As reported	**$ 1.62**	$ 1.55	$ 1.30
Pro forma	**$ 1.62**	$ 1.53	$ 1.25

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Management compares the carrying value and the estimated fair value of our financial instruments. Due to the highly liquid and short-term nature of our investments, the carrying value approximates the fair value. The estimated fair values of our debt subject to fair value disclosure were determined based on available market information and valuation methodologies believed to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity were involved in developing these estimates and, therefore, are not necessarily indicative of the actual amounts that we could realize upon disposition. As of December 31, 2003, our fixed rate debt with an aggregate carrying value of $804.6 million had an estimated fair value of $823.6 million. As of December 31, 2002, our fixed rate debt with an aggregate carrying value of $593.9 million had an estimated fair value of $606.3 million. The estimated fair value of our fixed rate debt was based on interest rates currently available to us for issuance of debt with similar terms, credit risk and remaining maturities. The estimated fair value of our variable rate debt (including amounts outstanding on our revolving credit facilities) was estimated to be approximately equal to its carrying value of $340.9 million and $415.9 million as of December 31, 2003 and 2002, respectively.

Reclassifications

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the current year presentation.

3. NEW ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board, commonly referred to as the FASB, issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amended SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amended the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. This Statement is effective for fiscal years beginning after December 15, 2002. We have implemented the disclosure requirements of SFAS No. 148. We continue to account for stock-based compensation under APB Opinion No. 25, and therefore SFAS No. 148 has not had a significant impact on our financial condition or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, commonly referred to as FIN 46, "Consolidation of Variable Interest Entities." Under FIN 46, companies will be required to determine if they are the primary beneficiary of a variable interest entity, commonly referred to as a VIE. If they are the primary beneficiary, the VIE must be consolidated. All companies with variable interests in VIEs created after January 31, 2003 must apply the provisions of FIN 46 immediately. Public companies with a variable interest in a VIE created before February 1, 2003 were originally required to apply the provisions of FIN 46 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. This requirement was subsequently deferred by the FASB in October 2003 to the first interim or annual period ending after December 15, 2003. FIN 46 has not had and we do not expect that it will have a significant impact on our financial condition or results of operations.

We adopted SFAS No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for our fiscal year beginning on January 1, 2003. SFAS No. 145 requires that any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Accounting Principles Board Opinion No. 30 for classification as an extraordinary item be reclassified. These gains and losses will now be required to be presented within the statement of income in appropriate segregated line items. As required by SFAS No. 145, these financial statements reflect the reclassification of the extraordinary gains and losses associated with the extinguishment of debt as components of appropriate segregated line items within the income statements.

During the third quarter of 2001, we converted $150 million of debt from fixed to variable rate which was considered a significant modification of debt resulting in a write-off of the remaining deferred loan fees which was classified as an extraordinary item of $526,000 net of minority interest. As a result of SFAS No. 145, we reclassified the extraordinary item to interest expense totaling $702,000 before minority interest. This reclassification results in a decrease in income from continuing operations before minority interest for 2001, but has no impact on the Company's net income.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed and potentially settled in an issuer's own shares that are not within the scope of SFAS No. 150 remain subject to existing guidance. SFAS No. 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. On October 29, 2003, the FASB deferred the application of paragraphs 9 and 10 of SFAS No. 150 and determined that the application would be reconsidered as a component of a separate, ongoing FASB project. Therefore, the effective date of its application is currently undeterminable. The adoption of SFAS No. 150 has not and is not expected to have a significant impact on our financial condition or results of operations.

4. INVESTMENTS IN REAL ESTATE

During the year ended December 31, 2003, we completed $333.4 million of investments, consisting of 39 dealership properties, one note secured by a dealership property, one corporate office building, and several facility improvements and construction fundings. The property investments added approximately 1.7 million square feet of buildings and improvements on approximately 260 acres of land and are located in 15 states (Alabama, Arizona, California, Florida, Georgia, Indiana, Illinois, Michigan, Mississippi, North Carolina, Oklahoma, Rhode Island, South Carolina, Tennessee, and Texas). These properties have initial lease terms generally ranging from 15 to 20 years, with a weighted average initial lease term of 17.0 years. The leases typically have options to renew upon generally the same terms and conditions for one or more additional periods of five to 10 years each, exercisable at the option of the tenants. We funded the 2003 investments with the following: (i) borrowings on our short-term credit facilities, which were subsequently repaid with the net proceeds from other financing sources; (ii) net proceeds from our common share follow-on offering; (iii) net proceeds from our preferred share offering; (iv) net proceeds from the issuance of long-term debt; and (v) cash on hand.

Of the 2003 investments, $30.5 million represents a note or advances secured by real estate funded during 2003, which are included in other assets on our consolidated balance sheets as of December 31, 2003. The note, totaling $25.5 million, is secured by a dealership property. We also entered into a separate acquisition agreement to acquire the dealership property securing such note during 2004. The construction advances totaling $5.0 million are for newly-constructed facilities for which operations have not commenced, as further described in the Summary of Significant Accounting Policies footnote herein. The projects currently under development are Honda and Lexus franchises, both scheduled for completion during 2004. The note and advances require monthly interest payments, which are included in interest and other income on our consolidated statements of operations.

5. DISCONTINUED OPERATIONS

Beginning in 2002, Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This also requires that all past earnings applicable to a property disposed of subsequent to January 1, 2002 be reported as "discontinued operations." As a result, previously reported "income from continuing operations" will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income.

The following table is a summary of revenue from properties sold subsequent to January 1, 2002 (not including the gain on the sale of the properties) and total income from discontinued operations (which includes the gain on sale of properties) for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,		
	2003	2002	2001
Revenue	**$226,000**	$586,000	$993,000
Total income related to discontinued operations	**$229,000**	$427,000	$229,000
Number of properties included in discontinued operations	**1**	4	4

6. RELATED PARTY TRANSACTIONS

As of December 31, 2003, we owned 26 properties that were leased to entities related to three members of our Board of Trustees and/or members of their families. In conjunction with the purchases of 24 of these properties, we entered into long-term, triple-net lease agreements with two 10-year renewal periods exercisable at the option of the tenants. During 2002, an entity related to one member of our Board of Trustees assumed the lease on a property that we previously leased to an unrelated tenant. This long-term, triple-net lease agreement contains two five-year renewal options exercisable at the option of the tenant. Rental revenues from properties leased to related parties for the years ended December 31, 2003, 2002 and 2001 totaled $12.9 million, $12.7 million and $12.6 million, respectively. The leases in the aggregate provide for annualized rental payments as of December 31, 2003 of approximately $12.9 million.

During 2001, two members of our Board of Trustees (including their affiliates) accepted our offer to purchase for $3.90 per share their warrants to purchase approximately 1.4 million of our common shares for an aggregate purchase price of approximately $5.5 million. The purchase was made pursuant to our purchase of outstanding warrants to purchase approximately 2.8 million common shares for $3.90 per warrant. The purchase price was based on the time remaining prior to exercise and the intrinsic value (meaning the difference between the fair market value of the common shares and the exercise price of the warrants) of the outstanding warrants at the time of the offer to purchase. The exercise price per share for the common shares underlying the warrants was $15.00 and were to expire in February 2003. The $5.5 million was paid during January of 2002.

7. OPERATING LEASES

Substantially all of our properties are leased pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. The leases have initial terms that range generally from 10 to 20 years (with a weighted average initial lease term for leases entered into during the year ended December 31, 2003 of 17.0 years) and generally include multiple options to renew upon generally the same terms and conditions, exercisable at the option of the tenants. Our leases are recorded as operating leases under SFAS No. 13, "Accounting for Leases," for financial reporting purposes. As such, the leased assets remain on our balance sheet and we depreciate them based on their estimated useful lives. Rental income attributable to the leases is recorded monthly when due from tenants. Rental income attributable to the majority of our leases is fixed by the lease agreement. However, under our variable rate lease program, monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. The vast majority of our variable rate lease agreements contain minimum lease rates, generally between 8% and 9%, and fixed rate conversion features, generally with minimum rates of 10.0% to 10.25%, and none of these leases contains a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the CPI. In addition, our leases are generally subject to certain fixed minimum and/or maximum rent escalators during the initial lease term and extension periods. Our leases typically reset to market during certain renewal periods. The fixed minimum rent escalations are straight-lined into rental income over the initial lease term. Any rent adjustments above the fixed minimum escalations are recorded as revenue in the period they are due from the tenants. Some of our leases offer tenant purchase options, generally at the greater of the fair market value of the property at the time of sale or our purchase price, which may be increased by a factor of the CPI at the time the option is exercised, or the fair market value of the property at the time of sale.

Future minimum rental payments as of December 31, 2003 (using LIBOR rates in effect as of that date) to be received from our tenants are as follows (in thousands):

For the Year Ended December 31,	
2004	$ 185,751
2005	186,995
2006	188,242
2007	188,322
2008	173,659
Thereafter	1,261,312
Total	$2,184,281

In October 2002, we relocated our office and subleased our former space to a third party. In accordance with GAAP, the remaining costs related to a pre-existing lease should be charged to expense when the leased property has no substantive future use or benefit to the lessee, net of any rent received from subleasing to a third party. The write-off totaled $195,000 and was charged to general and administrative expenses and recorded as a liability in the fourth quarter of 2002. As of December 31, 2003, there were two months remaining on our six-year lease agreement for our former office space. The office lease is accounted for as an operating lease. In addition, we hold a letter of credit of approximately $52,000 as a security deposit from our subtenant that expires March 31, 2004.

Also in October 2002, we assumed the lease of a third party for our new office space. In conjunction with our assumption of this lease, the former tenant agreed to subsidize our lease payments over the remaining lease term by reimbursing us $798,000. Of the $798,000 reimbursement, $400,000 was paid to us when the lease agreement was executed, and the remaining $398,000 was provided in the form of two letters of credit which will be converted to cash at future dates during the lease term. In accordance with GAAP, the total reimbursement from the former tenant will be recorded as an offset to rent expense over the remaining lease term. During 2003, one of the letters of credit totaling $199,000 was converted to cash as per our agreement. The remaining letter of credit for $199,000 will be converted to cash during 2004. As of December 31, 2003, there were six years and 10 months remaining on the 10-year lease agreement for our current office space. The office lease is accounted for as an operating lease. As collateral, we issued a letter of credit totaling approximately $290,000 to our landlord which expires October 31, 2004 and is renewable annually.

Future minimum lease payments for our two office leases (excluding the effect of the reimbursement from the former tenant described above) as of December 31, 2003 are as follows:

For the Year Ended December 31,	
2004	$ 430,611[(a)]
2005	401,046
2006	395,685
2007	407,555
2008	419,782
Thereafter	801,651
Total	$2,856,330

(a) Included in the 2004 minimum lease payments is approximately $38,000 relating to payments for our former office space.

Future minimum payments to be received from our subtenant for our former office space as of December 31, 2003 are as follows:

For the Year Ended December 31,	
2004	$17,880
Total	$17,880

8. MORTGAGE DEBT AND REVOLVING CREDIT FACILITIES

As of December 31, 2003, we had total mortgage debt outstanding of approximately $1.07 billion (consisting of $804.6 million of fixed rate and $265.9 million of variable rate debt), which was secured by 267 of our properties. In addition, we had approximately $75.0 million outstanding on our revolving credit facilities. The following is a summary of our total debt outstanding as of December 31, 2003 and December 31, 2002 (dollars in thousands):

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2003	Principal Balance as of December 31, 2002	Effective Interest Rate*	Term/Amortization Schedule
7.50% fixed rate debt due 4/20/03[1]	$ 12,000	$ —	$ 10,771	4.34%	[1]
7.59% fixed rate debt due 12/1/08[2]	38,050	33,046	34,572	7.94%	10 yr/17 yr
7.54% fixed rate debt due 7/6/11[3]	100,000	92,041	94,413	7.73%	12 yr/25 yr
7.565% fixed rate debt due 11/12/12[4]	28,500	25,080	26,220	7.64%	12 yr/25 yr
7.5975% fixed rate debt due 12/18/12[5]	32,054	28,644	29,781	7.60%	12 yr/30 yr
7.50% fixed rate debt due 8/10/13[6]	82,600	75,717	79,158	7.62%	12 yr/30 yr
6.77% fixed rate debt due 7/1/14[7]	20,400	20,400	—	5.51%	10.5 yr/30 yr
Triple Net Lease Mortgage Notes, Series 2002[8]	325,000	306,251	318,995	7.70%	[8]
Triple Net Lease Mortgage Notes, Series 2003-1[9]	228,000	223,469	—	5.86%	[9]
Total Mortgage Fixed Rate Debt		$ 804,648	$ 593,910	7.28%	
Variable rate debt due 9/29/11[10]	150,000	137,357	143,907	3.52%	12 yr/25 yr
Various variable rate debt[11]	134,610	128,504	80,049	4.25%	5 to 12 yr/15 to 30 yr
Short-term variable rate debt[12]	80,867	—	80,867	4.47%	[12]
Total Mortgage Variable Rate Debt		$ 265,861	$ 304,823	3.82%	
Total Mortgage Debt[13]		$1,070,509	$ 898,733	6.42%	
$100 million revolving secured facility[14]		49,326	65,096	4.33%	[14]
$60 million revolving unsecured facility[15]		—	46,000	4.30%	[15]
$100 million revolving secured construction facility[16]		25,683	—	4.41%	[16]
Total Credit Facilities		$ 75,009	$ 111,096	4.37%	
Total Debt Outstanding		**$1,145,518**	**$1,009,829**	**6.34%**	

* For the year ended December 31, 2003. Includes deferred loan fees amortized over the life of the loans.

(1) This loan was paid off on March 26, 2003 with the net proceeds from the issuance of the Triple Net Lease Mortgage Notes, Series 2003-1 as discussed in footnote (9) below.

(2) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $24.2 million. The loan is secured by mortgages on seven of our properties, which as of December 31, 2003 have an aggregate net book value of approximately $62.1 million. The Partnership has provided a guaranty of collection limited to approximately $8.9 million of this loan, contingent upon the lender first making written demand upon and proceeding against the borrower, including obtaining judgment and foreclosing upon all collateral. All amounts recovered from the borrower or collateral following a default reduce such guarantee.

(3) This loan requires quarterly payments of principal and interest with a final payment at maturity of approximately $72.4 million. The loan is secured by 13 of our properties, which as of December 31, 2003 have an aggregate net book value of approximately $134.2 million.

(4) This loan requires quarterly interest and level principal payments until maturity, at which time the loan requires a final payment totaling approximately $15.1 million. The loan is secured by 10 properties, which as of December 31, 2003 have an aggregate net book value of approximately $37.2 million. This loan bears interest equal to the A1/P1 Commercial Paper Rate plus 215 basis points. We have entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan.

(5) This loan requires quarterly interest and level principal payments until maturity, at which time the loan requires a final payment totaling approximately $18.4 million. The loan is secured by three properties, which as of December 31, 2003 have an aggregate net book value of approximately $31.1 million. This loan bears interest equal to the A1/P1 Commercial Paper Rate plus 215 basis points. We have entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan.

(6) This loan requires quarterly interest and level principal payments with a final payment at maturity of approximately $49.6 million. The loan is secured by nine of our properties, which as of December 31, 2003 have an aggregate net book value of approximately $99.0 million. This loan bears interest equal to the 30-day LIBOR rate plus 175 basis points. We have entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan.

(7) This loan requires quarterly interest and level principal payments with a final payment at maturity of approximately $13.4 million. The loan is secured by one of our properties, which as of December 31, 2003 has a net book value of approximately $25.4 million. This loan bears interest equal to the three-month LIBOR rate plus 225 basis points. We have entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan.

(8) During 2002, we issued $325 million in four classes of Triple Net Lease Mortgage Notes, Series 2002. The notes are collateralized by 94 properties, which as of December 31, 2003, have an aggregate net book value of approximately $419.6 million. CARS Loan Servicer L.L.C., one of our subsidiaries, is servicer of the notes on behalf of the noteholders. The following is a breakdown of the Triple Net Lease Mortgage Notes, Series 2002 by class:

Class	Original Principal Balance	Current Principal Balance	Maturity Date
A-1a	164,136	151,222	8/15/14
A-1b	9,064	9,064	7/15/15
A-2	75,900	70,065	7/15/15
A-3	75,900	75,900	6/15/22

Classes A-1a and A-1b are fully-amortizing in succession over their respective terms and Classes A-2 and A-3 are fully-amortizing in succession over 20 years. The Partnership has provided a guaranty of collection limited to approximately $35 million of this loan, contingent upon the trustee first making written demand upon and proceeding against the borrower, including obtaining judgment and foreclosing upon all collateral. All amounts recovered from the borrower or collateral following a default reduce such guarantee. In connection with the issuance of this debt, the Company guarantees certain customary, non-recourse, carveout indemnities. Additionally, in conjunction with the servicing of the debt, the Company guarantees CARS Loan Servicer, L.L.C.'s obligations to make certain principal, interest and property protection advances.

(9) On March 26, 2003, we issued $228 million in two classes of Triple Net Lease Mortgage Notes, Series 2003-1. CARS Loan Servicer L.L.C. is servicer of the notes on behalf of the noteholders. The notes are collateralized by 50 properties, which as of December 31, 2003, have an aggregate net book value of approximately $312.3 million. The following is a breakdown of the Triple Net Lease Mortgage Notes, Series 2003-1 by class:

Class	Original Principal Balance	Current Principal Balance	Maturity Date
A-1	109,000	104,469	9/25/15
A-2	119,000	119,000	3/25/19

The Class A-1 and Class A-2 notes have weighted average effective interest rates (including deferred fees amortized over the life of the notes) of approximately 5.4% and 6.3%, respectively. The notes amortize in succession over a 20-year amortization schedule with the Class A-1 notes fully-amortizing and the Class A-2 notes requiring a final payment at maturity of approximately $70.8 million. In connection with the issuance of this debt, the Company guarantees certain customary, non-recourse, carveout indemnities. Additionally, in conjunction with the servicing of the debt, the Company guarantees CARS Loan Servicer, L.L.C.'s obligations to make certain principal, interest and property protection advances.

(10) The loan bears interest equal to the 30-day LIBOR rate plus 227 basis points and requires monthly level payments of principal and interest with a final payment at maturity of approximately $101.2 million. The loan is secured by 56 of our properties, which as of December 31, 2003 have an aggregate net book value of approximately $199.6 million.

(11) These loans bear interest at variable rates ranging from 185 to 357 basis points above the A1/P1 Commercial Paper Rate, the 30-day LIBOR rate or the three-month LIBOR rate and have maturity dates ranging from October 2, 2008 to June 2, 2015. The terms of the various loans require either quarterly interest and level principal payments, monthly level payments of principal and interest, or interest-only payments until maturity, at which time the loans require final payments totaling approximately $103.7 million. Excluding $17.5 million of the variable rate debt, the loans are secured by 24 properties, which as of December 31, 2003 have an aggregate net book value of approximately $137.5 million. The remaining $17.5 million of the variable rate debt is secured by the same properties that secure the loan discussed in footnote (3). One of these loans, totaling $51.8 million as of December 31, 2003, is cross defaulted with the revolving credit facilities discussed in footnotes (14) and (16). Four of these loans totaling $40.1 million as of December 31, 2003 and issued by subsidiaries of the Company, contain acceleration clauses in the event of a material adverse change, which are at the lenders' discretion. Additionally, on three of the aforementioned loans, the Partnership has partially guaranteed the monetary obligations under the loans limited to approximately $9.1 million as of December 31, 2003.

(12) This short-term loan was paid off on March 26, 2003 with the net proceeds from the issuance of the Triple Net Lease Mortgage Notes, Series 2003-1 as discussed in footnote (9) above.

(13) Certain amounts of our mortgage debt are subject to prepayment penalties.

(14) Amounts borrowed under this facility bear interest at market rates determined at the time of each draw until such time as the Company and the lender set an interest rate for any future amounts borrowed under the facility. As of December 31, 2003, the borrowings under the facility bear interest equal to the 30-day LIBOR rate plus 295 to 310 basis points. Properties are eligible within the borrowing base for 150 days, unless extended by the Company and the lender. The facility has a one-year term, which matures on March 21, 2005, and is renewable annually.

(15) The facility provides for a three-year term with interest determined, at our option, at either the Prime rate less 50 basis points or the one-month, two-month or three-month LIBOR rate plus 200 basis points. Properties are eligible within the borrowing base for 12 months, unless extended by the Company and the lender. The facility matures on March 29, 2005.

(16) This construction credit facility provides for a one-year term. Amounts borrowed under this facility bear interest equal to a spread over LIBOR as determined at the time of each draw. As of December 31, 2003, the borrowings under the facility bear interest equal to the 30-day LIBOR rate plus 323 basis points. Properties are eligible within the borrowing base for 12 months, unless extended by the Company and the lender. The facility matures on June 22, 2004, and is renewable annually.

Additionally, during the first quarter of 2004 we issued a mortgage note totaling $11.9 million with a worldwide financial services company. The loan is secured by an office building located in Bloomfield Hills, Michigan, and it has a ten year term, 25 year amortization period and requires monthly interest and principal payments that bear interest at a fixed rate of 5.84%.

The more significant debt covenants related to our mortgage debt and credit facilities limit our debt to assets ratio and require us to comply with minimum debt service coverage and maximum debt to adjusted net worth ratios. Several of our loan agreements contain no financial covenants; however, there are negative covenants relating to customary items such as operation and maintenance of the properties securing the loans and limitations on issuing additional secured debt at those subsidiary levels. As of December 31, 2003, we were in compliance with all of the debt covenants related to our mortgage debt and credit facilities.

Aggregate annual principal amortization and payments due at maturity of our mortgage debt as of December 31, 2003 are as follows (in thousands):

For the Year Ended December 31,	Principal Amortization	Maturities	Total
2004	$ 35,901	$ —	$ 35,901
2005	38,186	—	38,186
2006	40,277	—	40,277
2007	42,572	—	42,572
2008	44,724	49,331	94,055
Thereafter	399,886	419,632	819,518
Total	$601,546	$468,963	$1,070,509

Interest Rate Swaps

To manage interest rate risk, during 2003, 2002, and 2001, we entered into four interest rate swap arrangements with third parties to fix the interest rate on the underlying variable rate debt, totaling approximately $158 million. These swaps were designed to mirror the underlying variable rate debt in terms of index, spread, reset, amortization, compounding and maturity. Due to the identical nature of the terms of the swap arrangements and the underlying terms of the debt, these swaps were documented as cash flow hedges and designated as highly effective at the inception of the swap arrangements. Therefore, in accordance with GAAP, the unrealized gain or loss upon measuring the swaps at their fair value is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets as long as the swaps remain highly effective. We assess whether our swaps remain highly effective at each reporting period date. To date our swaps remain highly effective. The fair value of the swaps is recorded as either a derivative instrument asset or a derivative instrument liability on our consolidated balance sheets. In addition, we are required to post collateral, generally in the amount of the swap valuations at any point in time, to protect the lenders in case of an early termination by us. The collateral posted by us, totaling approximately $12.8 million and $15.0 million as of December 31, 2003 and 2002, respectively, is included in other assets on our consolidated balance sheets. Total comprehensive income for the years ended December 31, 2003, 2002 and 2001 was $53.8 million, $29.7 million and $33.0 million, respectively. The unrealized loss as of December 31, 2003 and December 31, 2002 was as follows (in thousands):

	December 31, 2003	December 31, 2002
Derivative instrument liability	**$13,541**	$16,274

9. MINORITY INTEREST

Assets and liabilities allocated to the limited partners (other than the Company), which we describe as the Minority Interest, are based on their ownership percentage of the Partnership at year end. The ownership percentage is determined by dividing the number of Units held by the Minority Interest at year end by the total Units outstanding at year end, excluding derivative securities. The full redemption amount of the preferred shares, as further described in the Equity Transactions footnote herein, is deducted from the Partnership's equity prior to applying the ownership percentage to calculate Minority Interest. The Minority Interest ownership percentage in assets and liabilities of the Partnership was 19.3% and 23.4% as of December 31, 2003 and 2002, respectively.

Income before minority interest is allocated to the limited partners based on their weighted average ownership during the year. The ownership percentage is determined by dividing the weighted average number of Units held by the Minority Interest by the total weighted average number of Units outstanding during the year, excluding derivative securities. Income before minority interest is reduced by preferred share dividends prior to applying the ownership percentage. The Minority Interest ownership percentage in income of the Partnership was 21.1% and 23.6% for the years ended December 31, 2003 and 2002.

Holders of Units, which we refer to as Unitholders, are entitled to quarterly distributions which are equivalent to the quarterly dividend distributions received by holders of common shares. There were 7.9 million and 8.6 million limited partnership units in the Partnership, as of December 31, 2003 and 2002, respectively, not held by the Company, which were outstanding and could be exchanged for common shares of the Company on a one-for-one basis in specified circumstances. When a Unitholder converts Units to shares of common stock, an adjustment is recorded to equity to reflect the change in the Minority Interest ownership in the Partnership. When the Company issues common shares from an underwritten public offering, its share-based compensation plan as described in the Share-Based Compensation footnote herein and its Dividend Reinvestment and Share Purchase Plan as described in the Dividend Reinvestment and Share Purchase Plan footnote herein, the net proceeds from these issuances are contributed to the Partnership in exchange for Units in the Partnership and an adjustment is recorded to equity to reflect the change in the Minority Interest ownership in the Partnership.

10. EARNINGS PER SHARE

Basic earnings per share is computed as net income available to common shareholders divided by the weighted average common shares, excluding restricted shares, outstanding for the period. Diluted earnings per share is computed as net income available to common shareholders, adjusted to reflect the change in the income allocated to minority interest calculated as if the dilutive securities were outstanding, divided by the weighted average common shares outstanding for the period plus the effect of dilutive securities outstanding for the period, based on the treasury stock method. Dilutive securities include options, warrants, phantom shares and restricted shares.

A reconciliation of income and weighted average common shares used to calculate basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 is as follows (in thousands, except per share data):

	Years Ended December 31,		
	2003	2002	2001
Income from continuing operations	**$51,407**	$43,402	$31,148
Preferred share dividends	**(411)**	—	—
Impact of dilutive securities	**286**	380	305
Income from continuing operations used to calculate diluted earnings per share	**$51,282**	$43,782	$31,453
Basic earnings per share	**$ 1.65**	$ 1.58	$ 1.33
Diluted earnings per share	**$ 1.62**	$ 1.53	$ 1.29
Net income available to common shareholders	**$51,225**	$43,829	$31,377
Impact of dilutive securities	**288**	405	306
Net income used to calculate diluted earnings per share	**$51,513**	$44,234	$31,683
Basic earnings per share	**$ 1.66**	$ 1.60	$ 1.34
Diluted earnings per share	**$ 1.62**	$ 1.55	$ 1.30
Weighted average shares:			
Shares of common stock outstanding used to compute basic earnings per share	**30,878**	27,473	23,432
Impact of dilutive securities	**839**	1,116	1,018
Shares of common stock outstanding used to compute diluted earnings per share	**31,717**	28,589	24,450

11. EQUITY TRANSACTIONS

Common Shares

On April 25, 2003, we sold 2,350,000 common shares in an underwritten public offering at an initial price to the public of $26.00 per share under our shelf registration statement filed with the SEC on March 2, 1999, which we refer to as the 1999 Shelf Registration Statement. In addition, on May 2, 2003, 352,500 common shares subject to the underwriters' over-allotment option were issued at an initial price to the public of $26.00 per share. Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $66.4 million. After the offering, $64.2 million remained available under the 1999 Shelf Registration Statement for the issuance of securities. The Company contributed the net proceeds of the offering to the Partnership in exchange for Units in the Partnership and used the net proceeds to fund acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes.

Preferred Shares

On December 11, 2003, we issued 3,950,000 7½% Series A Cumulative Redeemable Preferred Shares at $25.00 per share. The preferred shares were issued under our shelf registration statement filed with the SEC on June 25, 2003, which we refer to as the 2003 Shelf Registration Statement. After the offering, $401.3 million remains available under the 2003 Shelf Registration Statement for the issuance of securities. Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $95.4 million. The Company contributed the net proceeds of the offering to the Partnership in exchange for preferred Units in the Partnership and used the net proceeds to fund acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes.

The preferred shares are non-voting and redeemable for cash, at $25.00 per share plus any accrued and unpaid dividends, at our option on or after December 11, 2008, unless in limited circumstances in which early redemption is necessary to preserve our status as a real estate investment trust for federal income tax purposes. The preferred shares have no stated maturity and are not subject to any sinking fund provisions. Additionally, the shares are not convertible into or exchangeable for any other security unless conversion is necessary to maintain our status as a real estate investment trust. Holders of preferred shares are entitled to cumulative cash dividends at a rate of 7½% of the $25.00 liquidation preference per year (equivalent to $1.875 per year per share), payable quarterly (when and as declared by the Board of Trustees). In the case of the preferred shares, there are preferred Units in the Partnership owned by us that carry substantially the same terms.

On January 20, 2004, our Board of Trustees declared an initial cash dividend of $0.26042 per preferred share, which is the pro-ration of the regular quarterly dividend of $0.46875 per share from the date of original issue (December 11, 2003) through January 31, 2004. The dividend was paid on February 17, 2004 to shareholders of record on February 2, 2004.

12. SHARE-BASED COMPENSATION

In connection with our initial public offering of common shares in February 1998, the Board of Trustees adopted, and our shareholders approved, the Capital Automotive Group 1998 Equity Incentive Plan, which we refer to as the Plan, to provide equity compensation to our employees, officers, non-employee trustees and certain other service providers. In February 1999, the Board of Trustees approved amendments to the Plan and subsequently received shareholder approval on May 7, 1999, which we refer to as the Amended Plan. The Amended Plan provides for grants of options to purchase a specified number of common shares, which we refer to as Share Options, or grants of common shares, which may or may not be restricted shares, and grants of phantom shares. Under the Amended Plan, the total number of shares available for grant is approximately 3.8 million. In February 2002, the Board of Trustees approved an amendment and restatement of the Amended Plan and subsequently received shareholder approval on May 14, 2002, which we refer to as the Restated Amended Plan. The Restated Amended Plan increases the number of shares available for grant from approximately 3.8 million to approximately 5.1 million and eliminates and amends several provisions of the Amended Plan to reflect current law and practice.

Share Options

Share Options granted under the Restated Amended Plan have exercise prices equal to or greater than the fair market value of a common share at the date of the grant and, for employees, typically become exercisable at a rate of 25% per year over a four-year period, generally commencing on the first anniversary of the date of grant, except for the initial grant of Share Options which commences on the first anniversary of the date of hire. For trustees, Share Options become exercisable in stages, one-third beginning six months after the date of grant, two-thirds beginning on the first anniversary of the date of grant and 100% beginning on the second anniversary of the date of grant. Share Options expire no later than the tenth anniversary of the date of grant or, if earlier, within certain time limits for employment termination. The following is a summary of our Share Option activity for the years ended December 31, 2003 and 2002 (Share Options in thousands):

	Number of Options	Weighted Average Exercise Price
Share Options outstanding at December 31, 2001	3,019	14.33
Granted	6	22.23
Forfeited	2	16.18
Exercised or expired	1,279	14.12
Share Options outstanding at December 31, 2002	1,744	14.51
Granted	**70**	**24.87**
Forfeited	**4**	**13.00**
Exercised or expired	**1,051**	**14.50**
Share Options outstanding at December 31, 2003	**759**	**14.89**

Share Options outstanding at December 31, 2003 have exercise prices between $11.59 and $31.12, with a weighted average exercise price of $14.89 and a weighted average remaining contractual life of 4.74 years. At December 31, 2003, there were approximately 634,000 Share Options exercisable at a weighted average exercise price of $15.15 and a weighted average remaining contractual life of 4.46 years.

Restricted Shares

Restricted shares are shown as issued and outstanding shares and the value of the shares is shown as deferred compensation within shareholders' equity on the date of grant. The deferred compensation is amortized to compensation expense ratably over the vesting period, which is generally three to five years from the effective date of the grant. Certain individuals may make a one-time election to defer receipt of these common shares until a later date, provided that the deferred common shares will be distributed prior to such time upon the occurrence of certain events, including a change of control of the Company, certain terminations of employment and death and disability. The following is a summary of our restricted shares outstanding as of December 31, 2003 and related compensation expense for the years ended December 31, 2003, 2002 and 2001 (in thousands, except share and per share data):

Grant Date[1]	FMV Price on Date of Grant	Number of Restricted Shares Granted and Issued	Number of Restricted Shares Forfeited	Non-Vested Restricted Shares Outstanding as of 12/31/03	Total Value on Date of Grant	Deferred Compensation as of 12/31/03	Compensation Expense[7] 2003	2002	2001
5/7/99[2]	$12.9375	37,091	7,762	—	$ 479	$ —	$ —	$ —	$129
1/17/00[2]	11.5940	46,234	5,069	—	536	—	—	154	161
5/11/00[2]	13.8750	77,500	—	—	1,075	—	119	358	358
1/24/01[3]	14.5625	76,948	5,101	71,847	1,120	388	188	231	239
5/10/01[4]	16.1000	1,000	—	1,000	16	5	4	4	3
1/18/02[4]	20.8800	50,621	3,257	47,364	1,057	461	246	276	—
5/14/02[5]	23.6700	888	—	888	21	9	7	5	—
10/29/02[5]	24.0000	625	—	625	15	9	5	1	—
1/15/03[6]	22.9800	61,599	2,402	59,197	1,415	1,070	289	—	—
2/25/03[4]	25.1100	100	—	100	3	2	1	—	—
5/6/03[4]	27.2400	100	—	100	3	2	1	—	—
7/29/03[4]	29.5700	169	—	169	5	4	1	—	—
10/28/03[4]	31.1200	5,097	—	5,097	159	148	10	—	—

(1) The restricted shares were granted and issued at a purchase price of $0.01 per share.
(2) The restricted shares vested on the third anniversary from the effective date of the grant.
(3) The restricted shares outstanding as of December 31, 2003 vest as follows: Approximately 61,000 restricted shares granted to executive officers vest after five years from the effective date of the grant; and 50% of approximately 11,000 restricted shares granted to other employees vest after three years and the remaining 50% vest after five years from the effective date of the grant.
(4) 50% of the restricted shares vest after three years and the remaining 50% vest after five years from the effective date of the grant.
(5) The restricted shares vest on the third anniversary from the date of hire.
(6) The restricted shares outstanding as of December 31, 2003 vest as follows: Approximately 48,000 restricted shares granted to executive officers vest after five years from the effective date of the grant; and 50% of approximately 11,000 restricted shares granted to other employees vest after three years and the remaining 50% vest after five years from the effective date of the grant.
(7) At the date of grant, both the number of the common shares and price to be paid by the employee was known, and the measurement date therefore coincided with the date of grant. The compensation expense was measured by the difference between the purchase price of the restricted shares and the market price of the common shares on the date of the grant. The compensation expense and corresponding offset to deferred compensation within shareholders' equity is recognized ratably over the vesting period, which is generally three to five years from the effective date of the grant.

Restricted Shares—Dividends

A holder of our restricted shares has no voting rights, but receives dividends with respect to the restricted shares, which are equal to the value of any dividends paid with respect to our common shares. Certain employees may elect to receive the dividend payments with respect to the restricted shares held on the dividend record date in the form of cash or additional restricted shares. The additional restricted shares vest in accordance with the vesting schedule of the underlying restricted shares. If the employee terminates prior to the vesting date, the employee is entitled to the additional restricted shares, or to cash equal to the fair market value of the additional restricted shares on the termination date, at our option. The dividends related to the restricted shares are recorded as a dividend distribution under the shareholders' equity section on the dividend record date.

Phantom Shares

In January 2000, we instituted a Phantom Share Purchase Program requiring mandatory, and authorizing voluntary, purchases of phantom shares upon the deferral of a portion of certain employees' annual bonus. Under this program, unless the Committee determines otherwise, 20% of any annual bonus otherwise payable to an executive officer must be deferred, and the executive officer may elect to defer up to an additional 30% of any annual bonus otherwise payable to him. In addition, certain other employees may elect to defer up to 20% of their annual bonus. The phantom shares are purchased at a price equal to 80% of the fair market value of our common shares on the date of grant. The phantom shares awarded upon the deferral of a portion of annual bonuses generally vest on the third anniversary from the date of grant and common shares are issued to the employee. Notwithstanding the foregoing, certain individuals may elect to defer payment of the phantom shares to extend beyond such date to (i) either a later date or (ii) the date the employee terminated employment with the Company or the first January 15 following termination of employment. If the employee terminates prior to the vesting date, the employee is entitled to the lesser of (i) the amount of the annual bonus deferred or (ii) an amount equal to the number of phantom shares multiplied by the fair market value of the phantom shares on the termination date. The following is a summary of phantom shares granted upon the deferral of 1999, 2000, 2001, 2002 and 2003 bonuses earned (in thousands, except share and per share data):

Grant Date	Year Bonus Earned	Total Amount of Bonuses Deferred[(1)]	Number of Phantom Shares Granted	Number of Phantom Shares Forfeited	Non-Vested Phantom Shares Outstanding as of 12/31/03	Market Price per Share	Purchase Price per Share	20% Discount Value	Compensation Expense[(2)]		
									2003	2002	2001
1/17/00	1999	$410	44,208	—	—	$11.5940	$ 9.2752	$103	$—	$34	$34
1/24/01	2000	497	42,672	601	42,071	14.5625	11.6500	124	40	42	42
1/18/02	2001	708	42,396	982	41,414	20.8800	16.7040	177	56	59	—
1/15/03	2002	815	44,359	1,823	42,536	22.9800	18.3840	204	65	—	—
1/22/04	2003	334	12,344	—	12,344	33.8600	27.0880	84	—	—	—

(1) The Committee approved waivers of the maximum deferral limits of the Phantom Share Purchase Program to include in the total bonuses deferred for each of the years detailed above the following:

	2003	2002	2001	2000	1999
Chief Executive Officer's annual bonus	—	100%	100%	100%	100%
Other executive officers' annual bonuses	—	75% and 100%	100%	100%	—
Certain other employees' annual bonuses	—	30% and 50%	—	—	—

(2) The compensation expense related to the phantom shares is measured by the difference between the purchase price of the phantom shares and the market price of the common shares on the date of grant. The compensation expense is recognized ratably over the vesting period, which is generally three years from the date of grant, and is included as an offset to shareholders' equity.

Phantom Shares—Dividend Equivalents

A holder of our phantom shares has no voting rights, but receives dividend equivalents with respect to the phantom shares, which are equal to the value of any dividends paid with respect to our common shares. Certain employees may elect to receive the dividend equivalent payments with respect to the phantom shares held on the dividend record date in the form of cash or additional phantom shares. The additional phantom shares vest in accordance with the vesting schedule of the underlying phantom shares. If the employee terminates prior to the vesting date, the employee is entitled to the additional phantom shares, or to cash equal to the fair market value of the phantom shares on the termination date, at our option. The dividend equivalents related to the phantom shares are recorded as compensation expense on the dividend record date.

Summary

As of December 31, 2003, approximately 759,000 Share Options, 189,000 restricted shares and 168,000 phantom shares were outstanding under the Restated Amended Plan, thus leaving approximately 1.3 million shares available under the Restated Amended Plan to be granted. On January 22, 2004, the Committee approved an additional grant of 95,189 restricted shares at a purchase price of $0.01 per share. The restricted shares vest as follows: 86,384 restricted shares granted to executive officers vest after five years from the effective date of the grant; and 50% of 8,805 restricted shares granted to other employees vest after three years and the remaining 50% vest after five years from the effective date of the grant. Also on January 22, 2004, the Committee approved an additional grant of phantom shares as detailed in the above table.

We apply APB Opinion No. 25 in accounting for our share option-based compensation and accordingly recognized no compensation expense related to the grant of Share Options during the years ended December 31, 2003, 2002 and 2001. Had compensation cost been determined using the fair value method of accounting prescribed by SFAS No. 123 and SFAS No. 148, our net income and earnings per share would have been changed to the pro forma amounts detailed in the Summary of Significant Accounting Policies footnote herein.

The Black-Scholes option pricing model has been used to estimate the value of all Share Options granted. For Share Options issued, the model uses the following assumptions:

Year Share Options Were Issued	Risk-Free Interest Rate	Dividend Growth	Stock Volatility	Expected Share Option Life
2003	2.654%	3.0%	17.87%	4.0
2002	3.936%	3.0%	21.65%	4.0
2001	3.982%	3.0%	21.31%	4.0
2000	4.825%	5.0%	41.07%	4.0
1999	6.670%	5.0%	34.96%	4.0
1998	4.625%	10.0%	21.75%	4.0

13. WARRANTS TO PURCHASE COMMON SHARES

During the fourth quarter of 2001, we completed the purchase of outstanding warrants to purchase approximately 2.8 million common shares for $3.90 per warrant. The aggregate purchase price for the warrants was approximately $10.8 million, of which $4.7 million was paid in 2001 and the remaining $6.1 million was paid in 2002, and was funded with debt and cash on hand. During the first quarter of 2002, we completed the purchase of outstanding warrants to purchase 50,000 common shares for $5.85 per warrant, which was funded with cash on hand. The purchase price for all the warrants was based on the time remaining prior to exercise and the intrinsic value (meaning the difference between the fair market value of the common shares and the exercise price of the warrants) of the outstanding warrants at the time of the offer to purchase. The exercise price per share for the common shares underlying the warrants was $15.00 and substantially all warrants were to expire in February 2003. The purchase of the warrants was considered a retirement of an equity instrument for GAAP purposes and therefore recorded as a charge to shareholders' equity. In addition, a total of 30,000, 25,000 and 279,446 warrants to purchase common shares were exercised at $15.00 per share during 2003, 2002 and 2001, respectively. As of December 31, 2003, there were no warrants outstanding.

14. DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

During April 2000, we implemented a DRIP Plan, which was subsequently amended in March 2001. Under the DRIP, current shareholders and Unitholders are permitted to elect to reinvest all, a portion or none of their cash dividends or distributions to purchase common shares. The DRIP also allows both new investors and existing shareholders and Unitholders to make optional cash payments to purchase common shares.

The DRIP permits current shareholders, Unitholders and new investors to invest a minimum of $500 up to a maximum of $10,000 in common shares per month. The DRIP also allows us to raise additional capital by waiving the limitations on the $10,000 maximum per month, as more fully described in the Prospectus relating to the DRIP. Shares purchased under the DRIP through reinvestment of dividends are purchased at a discount (currently 3%) to the market price. Shares purchased under the DRIP through optional cash payments of $10,000 or less are purchased at market price.

Common shares may be purchased directly from us or in open market or privately negotiated transactions, as we determine from time to time, to fulfill the requirements for the DRIP. We issued approximately 171,000, 23,000 and 508,000 common shares under the DRIP, totaling approximately $4.4 million, $526,000 and $7.4 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

15. COMMON SHARE REPURCHASE PLAN

During 1998, we announced that our Board of Trustees had authorized the repurchase of up to 6.0 million common shares. Purchases have been and will be made from time to time in open market transactions at prevailing prices or in negotiated private transactions at the discretion of management. During 2003 and 2002, there were no repurchases of common shares. During 2001, we repurchased 10,000 common shares at an average price of $14.19 per common share. From the inception of the common share repurchase program through December 31, 2003, a total of 4,094,700 common shares have been repurchased at an average price of $10.62 per common share. In conjunction with the common share repurchases, the Partnership redeemed an equivalent number of Units from the Company for equivalent purchase prices.

16. 401(K) PLAN

During 1998, we adopted the Capital Automotive L.P. Employee 401(k) Plan, which we refer to as the 401(k) Plan. Employees who are at least 21 years of age are eligible to participate in the 401(k) Plan after three months of service. Participants may contribute up to 20% of their earnings, on a pre-tax basis, subject to annual limitations imposed by the Code. We may make matching or discretionary contributions to the 401(k) Plan. These contributions will vest ratably over five years from each employee's date of service. For the years ended December 31, 2003, 2002 and 2001, we approved a 20% match of the participant's elected deferral contribution during those respective years (subject to maximum limits). For the years ended December 31, 2003, 2002 and 2001, we made matching contributions of approximately $41,000, $34,000 and $27,000, respectively.

17. COMMON SHARE DIVIDEND DISTRIBUTIONS

We pay quarterly dividends to our shareholders. Our annual dividend per share for 2003, 2002 and 2001 was $1.65, $1.60 and $1.55, respectively. The annual dividend per share is different from total distribution per share calculated for tax purposes.

The following is a summary of the quarterly cash distributions paid per common share for the years ended December 31, 2003, 2002 and 2001 (unaudited):

2003 Record Date	Payment Date	Total Distribution per Share	Taxable Ordinary Income	Return of Capital
11/10/03	11/20/03	$0.4140	$0.2760	$0.1380
08/08/03	08/19/03	0.4110	0.2740	0.1370
05/09/03	05/20/03	0.4085	0.2724	0.1361
02/10/03	02/20/03	0.4065	0.2710	0.1355
Totals for 2003		$1.6400	$1.0934	$0.5466

2002 Record Date	Payment Date	Total Distribution per Share	Taxable Ordinary Income	Return of Capital
11/08/02	11/19/02	$0.4020	$0.3073	$0.0947
08/09/02	08/20/02	0.3980	0.3043	0.0937
05/10/02	05/21/02	0.3935	0.3008	0.0927
02/11/02	02/20/02	0.3890	0.2974	0.0916
Totals for 2002		$1.5825	$1.2098	$0.3727

2001 Record Date	Payment Date	Total Distribution per Share	Taxable Ordinary Income	Return of Capital
11/09/01	11/20/01	$0.3880	$0.3208	$0.0672
08/10/01	08/21/01	0.3870	0.3199	0.0671
05/10/01	05/18/01	0.3860	0.3191	0.0669
12/31/00	01/31/01	0.3850	0.3183	0.0667
Totals for 2001		$1.5460	$1.2781	$0.2679

18. DIVIDENDS DECLARED PER COMMON SHARE

Dividends are generally declared a quarter in arrears. However, prior to 2001, we declared our fourth quarter dividend during the same quarter in order to comply with REIT requirements during those respective years. Dividends declared per share for the years ending December 31, 2003 and 2002 include the first, second and third quarter dividends for the respective year and the fourth quarter dividend for the previous year. Dividends declared per share for the year ended December 31, 2001 *include the first, second and third quarter dividends for 2001.*

On January 20, 2004, our Board of Trustees declared a cash dividend of $0.4165 per common share for the fourth quarter ended December 31, 2003 to shareholders of record as of February 9, 2004. The dividend was paid on February 19, 2004.

19. COMMITMENTS

We currently have contractual commitments for future facility improvements and construction financings with several large tenants on properties we currently own. Improvements include costs incurred on facilities during which the tenant's business continues to operate without interruption. Construction financings include advances for the construction of new facilities for which operations have not commenced or fundings for major improvements to existing facilities that cause operations to cease during the construction period. As of December 31, 2003, these commitments totaled approximately $80 million. Subsequent to December 31, 2003, we committed to fund additional construction and improvement financings. These projects are expected to be completed during the next two years.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for the years ended December 31, 2003 and 2002 is as follows (in thousands, except per share amounts):

	Quarter Ended			
	March 31	June 30	September 30	December 31
2003				
Revenue	$40,436	$42,499	$43,157	$44,888
Income from continuing operations	$11,850	$12,568	$13,071	$13,918
Total discontinued operations	$ 86	$ 143	$ —	$ —
Net income	$11,936	$12,711	$13,071	$13,918
Preferred share dividends	$ —	$ —	$ —	$ (411)
Net income available to common shareholders	$11,936	$12,711	$13,071	$13,507
Basic earnings per share:				
Income from continuing operations	$ 0.42	$ 0.41	$ 0.41	$ 0.41
Net income	$ 0.42	$ 0.41	$ 0.41	$ 0.41
Diluted earnings per share:				
Income from continuing operations	$ 0.41	$ 0.40	$ 0.40	$ 0.41
Net income	$ 0.41	$ 0.40	$ 0.40	$ 0.41
Weighted average number of shares—basic	28,279	30,670	31,919	32,585
Weighted average number of shares—diluted	29,205	31,618	32,731	33,256
2002				
Revenue	$32,257	$34,183	$36,308	$39,490
Income from continuing operations	$10,784	$10,844	$10,662	$11,112
Total discontinued operations	$ 70	$ 70	$ 262	$ 25
Net income	$10,854	$10,914	$10,924	$11,137
Basic earnings per share:				
Income from continuing operations	$ 0.41	$ 0.40	$ 0.38	$ 0.40
Net income	$ 0.41	$ 0.40	$ 0.39	$ 0.40
Diluted earnings per share:				
Income from continuing operations	$ 0.39	$ 0.38	$ 0.37	$ 0.39
Net income	$ 0.39	$ 0.39	$ 0.38	$ 0.39
Weighted average number of shares—basic	26,547	27,393	27,917	28,015
Weighted average number of shares—diluted	27,834	28,559	28,956	28,990

21. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" provides standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. Our management is our chief decision making group.

All of our operations are derived from one operating segment. This operating segment engages in the purchase of real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest major metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion fundings, construction financing and takeout commitments to our existing tenants in certain circumstances. We own interests in real estate and conduct our operations, directly or indirectly, through the Partnership and its subsidiaries.

22. TENANT AND GEOGRAPHIC INFORMATION

For the year ended December 31, 2003, our top 10 tenants, including their affiliates, accounted for approximately 69% of our total rental revenue, and as of December 31, 2003, approximately 70% of our total annualized rental revenue. For the year ended December 31, 2003, Sonic Automotive, Inc. and its affiliates, who we refer to as Sonic, accounted for approximately 24% of our total rental revenue and, as of December 31, 2003, approximately 23% of our total annualized rental revenue. As of December 31, 2003, Sonic is the tenant of 87 properties. For the year ended December 31, 2003, United Auto Group, Inc. and its affiliates, who we refer to as UnitedAuto, accounted for approximately 10% of our total rental revenue and, as of December 31, 2003, approximately 14% of our total annualized rental revenue. As of December 31, 2003, UnitedAuto is the tenant of 27 properties. No other tenant accounted for 10% or more of our total rental revenue for the year ended December 31, 2003 or our total annualized rental revenue as of December 31, 2003. Sonic and UnitedAuto are publicly-traded companies that are required to file all necessary reports with the SEC. All relevant information regarding Sonic and UnitedAuto may be found at the SEC's website www.sec.gov. As a result of the concentration of revenue generated from few tenants, if any one of them were to default on their respective lease obligations, we would have significantly reduced rental revenue until the defaults were cured or the properties could be leased to a new tenant or tenants.

As of December 31, 2003, our investments were diversified across 30 states, with approximately 76% of our total investments in the top 50 metropolitan areas in the U.S. in terms of population and approximately 98% of our total investments in metropolitan areas, according to the most recent data (April 2000) published by the U.S. Census Bureau on metropolitan statistical areas (MSAs) and primary metropolitan statistical areas (PMSAs). The largest "geographic concentrations" of our properties were in the Houston, TX MSA and the Washington, DC-MD-VA-WV MSA, which accounted for approximately 13% and 10% of our total real estate investments, respectively, as of December 31, 2003. No other MSA's concentration of properties exceeded 6% of our total real estate investments as of December 31, 2003. The Houston, TX MSA and the Washington, DC-MD-VA-WV MSA are both in the top 10 MSAs in terms of population, with the Washington, DC-MD-VA-WV MSA ranked fifth and the Houston, TX MSA ranked seventh. In addition, to minimize our geographic concentration risk in any given area, we generally require cross-guarantees (or guarantees by a corporate parent) of all leases within a dealer group.

23. SUBSEQUENT EVENTS

On February 9, 2004, we sold 1,825,000 common shares in an underwritten public offering at an initial price to the public of $35.40 per share under our 2003 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $61.5 million. After the offering, $336.6 million remains available under the 2003 Shelf Registration Statement for the issuance of securities. We also granted the underwriters an over-allotment option to purchase an additional 273,750 shares, which expires on March 6, 2004. The Company contributed the net proceeds of the offering to the Partnership in exchange for Units in the Partnership and used them to fund acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes.

REPORT OF INDEPENDENT AUDITORS

The Board of Trustees and Shareholders of Capital Automotive REIT

We have audited the accompanying consolidated balance sheets of Capital Automotive REIT and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Automotive REIT and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 of the Notes to the consolidated financial statements, in 2003 the Company adopted the provisions of Financial Accounting Standards No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Also, as discussed in Note 5 of the Notes to the consolidated financial statements, in 2002 the Company adopted the provisions of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Ernst & Young LLP

McLean, Virginia
February 11, 2004

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Capital Automotive REIT
8270 Greensboro Drive
Suite 950
McLean, VA 22102
Phone: (703) 288-3075
Fax: (703) 288-3375
Toll Free: (877) 4CAPAUTO
www.capitalautomotive.com

CORPORATE GOVERNANCE

The Company's corporate governance guidelines, along with the written charters for each of its Board committees, are available on the Company's website at www.capitalautomotive.com.

TRANSFER AGENT AND REGISTRAR

Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact our transfer agent:
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
Website: www.amstock.com
Email: info@amstock.com

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

Capital Automotive offers a Dividend Reinvestment and Share Purchase Plan to all shareholders. The Plan provides an economical and convenient way for current shareholders and other interested new investors to invest in Capital Automotive. Inquiries regarding the Plan should be directed to American Stock Transfer and Trust Company, the Plan administrator, by calling (800) 278-4353, or through the Internet at www.investpower.com.

ANNUAL REPORT ON FORM 10-K

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K may be obtained, without charge, by writing to the Company or by accessing the Company's website at www.capitalautomotive.com.

ANNUAL MEETING

The 2004 Annual Meeting of Shareholders will be held at 8:30 a.m., Tuesday, May 11, 2004 at the Ritz-Carlton Hotel of Tysons Corner, 1700 Tysons Boulevard, McLean, VA 22102.

INVESTOR RELATIONS

Investors requesting information about Capital Automotive REIT should contact David S. Kay at (703) 394-1302 or email the Company at: capauto.ir@capitalautomotive.com.

STOCK LISTING

Common Shares:
Nasdaq Stock Market
Symbol: CARS

Series A Preferred Shares:
Nasdaq Stock Market
Symbol: CARSP

CARS NASDAQ LISTED

S&P SMALLCAP 600

Design: Financial Communications Inc. Bethesda, MD ©2004 Capital Automotive REIT

ACURA · ASTON MARTIN · AUDI · BENTLEY · BMW · BUICK · CADILLAC · CHEVROLET · CHRYSLER · DODGE · FERRARI · FORD · GMC · HONDA · HUMMER
HYUNDAI · INFINITI · ISUZU · JAGUAR · JEEP · KIA · LAND ROVER · LEXUS · LINCOLN-MERCURY · LOTUS · MASERATI · MAYBACH · MAZDA · MERCEDES-BENZ
MINI · MITSUBISHI · NISSAN · OLDSMOBILE · PONTIAC · PORSCHE · ROLLS-ROYCE · SAAB · SATURN · SUBARU · SUZUKI · TOYOTA · VOLKSWAGEN · VOLVO

CAPITAL AUTOMOTIVE REIT

8270 GREENSBORO DRIVE SUITE 950 MCLEAN, VIRGINIA 22102 (703) 288-3075 (877) 4CAPAUTO www.capitalautomotive.com